7/11

08003757

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Melo S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 15 2008
THOMSON REUTERS

FILE NO. 82- 04893 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/14/08

082-04893

SEC Mail Processing
Section

JUL - 9 2008

Washington, DC
110

REPUBLIC OF PANAMA
NATIONALSECURITIES COMMISSION

FORMULARY IN-A
ANNUALLY UP DATING REPORT*

Year ended on December 31, 2007

RECEIVED
2008 JUL 11 A 3:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ISSUER TRADE NAME:	**GRUPO MELO, S.A.**
REGISTERED SECURITIES:	**COMMON STOCKS**
TELEPHONE:	**221-0033 FAX 224-2311**
ADDRESS:	**VIA ESPAÑA 2313, RIO ABAJO**
EMAIL:	**dirfinanzas@grupomelo.com**

I PART

12-31-07
AR/S

I. INFORMATION RELATED TO THE COMPANY

A. History and Development of GRUPO MELO, S.A.

Grupo Melo, S.A. is an organized corporation and existing conforming with the Laws of the Republic of Panama, as it is registered in the Public Document No.5316 of August 16, 1977, registered in Micro jacket 021223, Film 1020, Frame 0524, in the Section of Mercantile Microfilm of the Public Registry, since January 5 of 1978. From the beginning of its organization the

***This document has been prepared with the knowledge that its contents will be for use of the shareholders and general public.**

Grupo Melo, S.A. has reformed on various occasions the dispositions of its Trade Mark. Grupo Melo, S.A. is a corporation registered in the National Security Commission and its shares are listed and negotiated through the Bolsa de Valores de Panama, S.A. (Panamanian Stock Exchange). Its main office are located in Via España 2313, Rio Abajo, its mail address is Apartado 0816-07582, Panama 1, and its telephone is 221-0033 and fax 224-2311.

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporation named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the corporation holding the mother stocks. Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of corporations actually formed by diverse corporations (subsidiaries) Empresas Melo, S.A., Altos de Vistamares, S.A., Embutidos y Conservas de Pollo,S.A., Inversiones Chicho,SA., within others, which operations are diversified in different commercial and industrial activities. Group Melo started operations in 1948.

At December 31, 2007, Grupo Melo, S.A. ("holding company") owns the 100% of the stocks issued and circulating of the operative corporations that conforms the corporation societies named Group Melo.

B. Trade Mark and By-Laws of the Requesting Party.

Specifications applicable to business or contracts between Grupo Melo, S.A. and one or more of its directors and dignitaries, on which they have interests, on a direct or indirect way.

Any director could have a remunerated position in the corporation besides the position of director. No contract, act or transaction of this corporation with any natural or juridical person, will be

affected or invalidated due to that a shareholder, director or other person related with the corporation be part or have interests in such contract, act or transaction, or is in anyway related with that natural or juridical person, and anyone that in the future could be a director on this corporation is relieved of any responsibility that could be befall unto him for contracting with that corporation for its own benefit or in the benefit of any natural or juridical person, on which could be in any way interested, and no shareholder will be forced to render account to the corporation of any benefit or compromise that emanates of any contract, act or transaction, as long as the mentioned director should made it be known to the other directors or dignitaries of the corporation his interests in that contract, act or transaction be it before or at the moment on which that contract, act or transaction be discussed, celebrated and approved by the Board of Directors.

Conditions that control the way on which the annual general assemblies and the extraordinary assemblies are summon.

The shareholders gathered in the Share Holders General Assembly constitute the supreme power of the corporation, which will meet previous summons for a meeting of no less than five (5) days nor more that thirty (30) calendar days in advance or by the express resigning of part of the shareholders to be summon to celebrate a Shareholders General Assembly, ordinary or extraordinary.

The summons may be done by personal delivery or by mailing the summon for each shareholder registered with right to vote or by the publishing of the summons for the meeting on a national circulation newspaper for three (3) consecutive days or by both systems jointly.

For the summons of a meeting of a Shareholders General Assembly it will be taken into consideration those shareholders that are duly registered in the corporation for at least thirty (30) calendar days before the date of the meeting.

All the decisions adopted in any meeting of a shareholders General Assembly will be taken for shareholder simple majority of the shareholders present in the meeting, taking into consideration that must exists a regulatory quorum in order to celebrate the meeting.

The shareholders will have the right to issue one (1) vote for each share, but in no case will be able with a vote of the majority deprive the shareholders of the acquired rights not impose a resolution contrary to the Trade Mark or to the By Laws.

Grupo Melo, S.A. does not contemplate any kind of limits in the rights to own securities, neither to change the rights of the shareholders, nor to modify the capital to be stronger than those required by the Law.

C. Description of the Business

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporation named Grupo Melo. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, owns the 100% of the stocks issued and circulating of the operative corporations.

Grupo Melo is a corporation of companies which activities are diversified in different areas of trade and industry. Inside the Grupo Melo is divided in the following Departments:

Food Division: **Is formed by Alimentos Produccion, Alimentos Piensos, Alimentos Procesamiento /Mercadeo, Alimentos Valor Agregado (Production Food, Dry Hay Food, Processing/Marketing Food, Aggregated Value Food). The Food Division has the more efficient model of the poultry industry in the countries of this area thanks to a complete vertical integration of all the processes. We have breeding and fattening chicken farms with a capacity of more than a million chickens, plants for hatching and fertilized eggs, a**

plant that classifies the fresh eggs for human consume, a tropical poultry research center, plants for the processing of poultry, and the aggregated value plant "Manuel E. Melo" that is able to process up to 4,000 pounds of chicken meat per hour. Is the more modern production plant in the region and the same handles an strategic alliance with Tyson Foods, Inc., the world greater poultry production factory. The products of the Food Division are exported to 10 countries of Central America, Colombia, the Caribbean and to Taiwan.

Stores Division: **Is a complex of 62 sales points with operations in the entire country, that offers quality solutions for work, home, office, garden, the field and the city, which are the Almacenes Agropècuarios Melo, Empresa Mayorista Melo, Melo Home Center, Melo Pet & Garden Centers, COMASA and Multilaminas. This Department also manages the reforestation projects of the Group.**

Machinery (equipment) Division: **Distributes on an exclusively manner the vehicles ISUZU, Fiat; the agriculture and construction heavy equipment line JOHN DEERE, electric power plants Igsa and Broadcrown, industrial compressor Sullair, hydraulic hammer Indeco, industrial sweeper Tennant, water pumps Myers and compacting equipment Bomag, distributes high performance and quality tires of different trade marks as Continental, General, Kumho Sumitomo and Titan. Also has within the entire country points of sales, workshops and spare parts stores.**

Wood Division: **Is the leader in the production of solid wood doors and molds in the national market. Exports solid wood doors to Central America, The Caribbean, United States of America and Canada.**

Restaurants Division: **Operates the fast food chain Pio Pio leader on specialized restaurants of fast food with Panamanian flavor. The chain Pio Pio has 46 locations on the entire country. The Pio Pio restaurants offer a wide, variety and with permanent**

innovations menu, that includes fried and roast chicken, full course food service, sandwiches, salads, fresh fruits refreshments, sodas and snacks at the best Panamanian style.

Real State Division: Directed to the development and sale of plots of ground in the country with fresh environment in the mountains near to the metropolitan area. Its projects Altos de Cerro Azul and Altos de Maria in Sora have the leadership in the options of land plots and family relaxation and restfulness residences in altitude lands in Panama.).

Services Divisions: Give support to the other companies of the Group in management, comptroller, risks, credit, finance, auditing, data processing, legal services, human resources and research and developing of projects.

Being Grupo Melo, S.A. a corporation exclusively dedicated to the stock holding, the only tribute paid to the State Government is done in concept of payment of the unique rate.

Does not exists any process administrative, judicial nor arbitrage of conciliation pending, of any nature that to be given an adverse sentence could have incidence or significant impact in the business or the financial condition of Grupo Melo, S.A.

D. Organizational Structure NAME OF SUBSIDIARY/DIVISION	JURISDICTION & LOCATION	STOCK PARTICIPATE
OPERATIVE CORPORATION		
Empresa Melo, S.A.	Panama	100%
FOOD DIVISION		
Comercial Avícola, S.A.	PANAMA	100%
Embutidos y Conservas de Pollo, S,A.	PANAMA	100%
Bolmesa, S,A.	Panama	100%
Atlantic Grain Terminal, S.A.	PANAMA	25%
Recuperación de Proteínas, S.A.	Panama	50%
Compañía Ulises, S.A.	Panama	50%
Procesadora Moderna, S.A.	Panama	50%
Agroindustrial del Este, S.A.	Panama	100%
Antares del Este, S.A.	Panama	100%

STORES DIVISION		
Inmobiliaria Los Libertadores, S.A.	**PANAMA**	**100%**
MACHINERY (HEAVY EQUIPMENT) DIVISION		
Inversiones Chicho, S.A.	**PANAMA**	**100%**
RESTAURANTS DIVISION		
Franquicias Multinacionales, S.A.	**Panama**	**100%**
Estrategias y Restaurantes, S.A.	**PANAMA**	**50%**
Inversiones Pio Juan, S.A.	**Panama**	**100%**
REAL STATE DIVISION		
Altos de Vistamares, S,A.	**PANAMA**	**100%**
Desarrollo Amaya, S.A.	**PANAMA**	**100%**
Desarrollo Ana Luz, S,A.	**PANAMA**	**100%**
Desarrollo Nuario, S.A.	**PANAMA**	**100%**
Desarrollo Oria, S,A.	**PANAMA**	**100%**
Desarrollo Urania, S.A.	**PANAMA**	**100%**
Desarrollo Electra, S.A.	**Panama**	**100%**
Bienes Raices Cerro Azul, S.A.	**Panama**	**100%**
Rioca Management, S.A.	**Panama**	**100%**
Rioca Real Estate, S.A.	**Panama**	**100%**
Bienes Raices Rioca, S.A.	**Panama**	**100%**
Inversiones Rioca, S.A.	**Panama**	**100%**
Rioca Development, S.A.	**Panama**	**100%**
Administradora Rioca, S.A.	**Panama**	**100%**
Rioca Internacional, S.A.	**Panama**	**100%**
Inmobiliaria Rioca, S.A.	**Panama**	**100%**
Rioca Investment, S.A.	**Panama**	**100%**
Desarrollo Rioca, S.A.	**Panama**	**100%**
Desarrollo Chichibali, S.A.	**Panama**	**100%**
Administradora Los Altos de Maria S.A.	**Panama**	**100%**
Administradora Los Altos de Cerro Azul, S.A.	**Panama**	**100%**
Desarrollo Las Guacamayas, S.A.	**Panama**	**100%**
Desarrollo Los Macanos, S.A.	**Panama**	**100%**
Cerro Azul Homes, S.A.	**Panama**	**100%**

E. Properties, Plants and Equipment

The Grupo Melo net properties, equipment and improvements are US56.5 millions on December 31, 2007, better than December 31, 2006 which ended in US$52.6 millions. This represents an increase of 7.4% Within Grupo Melo principal fixed assets presented in this title we have:

F*ood Division:* **Has farms with reproducing hens, hatches, fattening laying eggs hens, located in Cerro Azul, Pacora and Gatuncillo, Colon. Has a plant that produces fodder located in**

Mañanitas, a Processing Plant located in Juan Diaz and distributors located in Panama, David, Penonome, Santiago, La Villa de Los Santos y Changuinola. In addition, has a sausage processing plant in Pueblo Nuevo and a modern plant of Posterior Processing in the area of Juan Diaz (Planta Manuel E. Melo).

Stores Division: **Have buildings located in Rio Abajo where we have the stores El Agricultor, Melo Home Center, Storage Rooms and the administrative offices. Also have a property in Via Ricardo J. Alfaro where we have one of the branches of Melo Home Center. We also own properties in David and Chitre where we built Agriculture and Cattle Raising stores. We are also proprietors of Distribuidora Melo Panama, located in La Pulida and the Agriculture and building supplies stores located in Chorrera.**

Machinery (Heavy Equipment) Division: **Its principal assets are two buildings, COPAMA in Villa Lucre where operates the Main Office of this Division and the new locations of Copama in Brisas del Golf. Also have properties in Azuero and David.**

Wood Division: **Has a factory of doors in Cabuya.**

Restaurants Division: We own 3 premises, located in Santa Ana, Juan Diaz, and the new one in Colon. The rest of the restaurants are on rented premises.

Real State Division: We have administrative offices in Urbanization Los Angeles, in Cerro Azul and Altos del Maria.

Additionally, the Group has other assets (land, minor constructions, improvements, etc) distributed along the whole country.

F. Research and Development.

Grupo Melo distributes its field of research and developing in two big areas:

Research Department: Is in charge on a constant performance of studies related to nutrition, poultry handling and control by means of experiments and projects performance. On the last years have been performed multiple experiments looking forward to implement the efficiency and improve the weight and health of the fowl. This is performed by the handling of information in farms, hatches, and plants of chicken and poultry food.

Department of Studies and Development: Dedicated to the feasibility studies, before a project is done, designing, construction and maintenance of the infrastructure of the different Departments of Group Melo.

G. Information related to Tendencies.

The Panamanian economy will continue expanding on an accelerated manner and inasmuch the external conditions continue to be favorable, the imminent north American recession will no prolongs and that the Latin American region be able to keep the dynamism on its exportations.

The national economic situation must maintain its dynamism in the principal sectors. The manufacture activity will be able to keep the growing rhythm based on internal consume, equally than the activities of energy, gas and water. The expansion of the Panama Canal, the Panama-Colon Highway and the "Cinta Costera" (Cleaning and improvements in the Bay of the City of Panama)) are some of the activities that should push the construction growth. In reference to the commercial services, tourism, financial intermediation and real state, should keep the growth rhythms, oriented specially to foreigners. Also, the country shows a deficit in the market of low cost houses, which may benefit from the State subside related to preferential interests.

The growth estimate of the Internal Net Product (PIB – Producto Interno Bruto) in Panama, on real terms will reach a 8.5-9.0% in the year 2008, marking the sixth consecutive year of a strong growth.

II. ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS.

A. Liquidity

At closing of December 31, 2007 the current assets . totalized US$74.7 millions, which represents an increase versus December 2006 of US$13.7 millions or 23%. The principal increase versus year 2006 particularly is shown in the title of Inventories, specially in the Departments of Machinery impelling the sales on lines of automobiles Isuzu and the line of Industrial Machinery. Also shows an important growth in the inventory of corn and soy of the Poultry Division, due to the effect of the rise of the prices on the international markets. As well the Department of Stores presents a rise on its merchandise inventory as consequence of the world inflation and the opening of new stores.

The current liabilities at December 2007 finished in B/.55.9 millions, which indicates an increase of B/.8 millions or 17% versus December 2006. Basically, the increase showed in the current liabilitiesare due to the increase in the commercial accounts payable that principally reflects in the Group of Poultry and the Department of Machinery.

. Both increases are related to the important growth in the activity of this Divisions. As well is shown a growth in the inventory of the plots of land for sale in the Division of Real Estate.

The position of liquidity of the Group at December 31, 2007 was of 1.34 times, that is better than the 1.27 times on December of last year.

B. Capital Resources

At December , 2007, Grupo Melo maintains total assets for an amount of US$156.6 millions which represents an increase of US$18.2 millions or 13% due to the increase of the inventory of Land to be divided in land plots (B/.1. million) and for the increase in the title of Propriety, equipment and net improvements (B/.3.9 millions). Basically, the increase in the fixed assets is product of the building of new poultry farms, for the performance of the project of the improvement of the electric system of Cerro Azul, improvements to the Plant of Fodder, adapting and equipment for the Plant of Sausages, renewal of the vehicle fleet and the new premises of the Divisions of Stores and Restaurants.

In spite of the withheld of profits of the period, the increase of the bank debt used for financing the investment and the increase of the payable accounts to suppliers for the purchase of the inventory, the reason debt/capital at December 2007 is of 1.77 versus 1.68 on which closed on December 2006.

C. Results of the Operations

At closing of December 2007 the sales amounts to US$221 millions, the higher amount of sales in the history of Group Melo, which represents a growth of US$32 millions or 17% versus year 2006. The best outstanding sales increases are shown in the Department of Machinery with 50%, followed by the Department of Restaurants and the Department of Stores with an increases of 24% and 19% respectively.

The raw profit of the Group is of US$94.6 millios, it is equivalent to an increase in comparison with the previous year on US$ 7.4 millions or 8.5%. Nevertheless, the raw margin at December 2007 is of 42.9%, which shows a fall versus to the past period (46.3%) consequence of the high prices of the inputs at international level.

The general and administrative expenses of Group Melo, SA at December 2007were US$73.1 millions, which represents an increase versus December 2006 of US$6.9 millions or 11%. Nevertheless, the relation expenses / sales, is of 33%, less that last year that was in 35%, which shows more efficiency in the operations and control of expenses.

The Group reached at December 2007 US$10.3 millions, record amount in the net profits. This means an increase of US%1.5 millions versus to December 2006 and a net margin of 4.67%.

D. Analysis of Perspectives.

The increase of the ingredient prices for the poultry food (corn and soy) during 2007 means for the Group of Food a strong pressure in the increase of the production costs. To this, were added the increases in other inputs as fat, the electric power, seasoning, packaging and hand labor. For the last quarterly the sales were affected not only for the situation given with the increase of the inputs but for the increase of the production of chicken. The sales of eggs normalized due to the going out of the market of some products which permitted that the prices of this product be maintained stable- Nevertheless, regardless to all this situations, the sales of chicken, eggs, sausages and products of post processing, increased in 7% versus last year.

The food industry perceives great challenges for year 2008. The high demand of food due to the emerging markets as China and India, and the production of bio combustible based on products that traditionally has been used as food for animals and for the

human consume, have significantly increased the production costs of the food at world level, situation from which Panama does not escape.

The strategy of the Group of Food for year 2008 is based in the improvement of the efficiency in the production, control of expenses and the rationalization of the prices.

During this first quarterly of 2008 we have an advantage over the competency related to the costs of the inputs (corn and soy), as we purchased ahead of time at a lower cost. Nevertheless, the next purchases could have an increase of the 25% in soy flour and a 35% in the corn.

In the last quarterly of 2007, sales in the Department of Restaurants overpass the budgeted for this period. During the year we opened 4 new restaurants, located in Penonome, 24 de Diciembre, Super Centro El Dorado (Mall) and San Pedro of Juan Diaz, that amounts to a total of 46 restaurants of the Pio Pio chain. For the first quarterly of 2008, we will have a new premise in avenida 12 de Octubre, another in the principal avenue of La Chorrera and a third one in the area of Los Pueblos, Juan Diaz.

The national market of doors and accessories continues increasing at the rhythm marked by the Industry of the Construction and the economy, waiting for similar increases for the next years. In this manner, we plan the marketing locally of at least a 90% of the production of the factory of doors and the remaining 10% will be destined to for the international market; specifically to Puerto Rico, Republica Dominicana and Costa Rica. We continue making efforts in order to conquer a niche in market of the United States of America. For the year 2008, the Department of wood will invest in the line of varnishing, so we hope to duplicate the offer in residential finished doors. Also, we hope to enter in the market of kitchen and closets doors, which will stimulate the complying with the profit goals of this year.

For the Department of Machinery the year 2007 has been its best year in relation to sales and income producing, principally by the contribution of the Lines Isuzu and John Deere Construction. The sales and income producing expectative for the first quarterly of 2008 are very optimistic. In the automobile market we wait it maintains the tendency of growing and by the same manner Isuzu should improve its participation in the market in the segment of Pick-Ups. We wait that the new premises for the sale of vehicles Fiat in Calle 50 will allow improving the results for this line. In the area of Copama Machinery the construction sector should maintain its rhythm of growth with projects as the "cinta Costera" and the enlargement of the Panama Canal, the enlargement of the highway and others.

The during the last quarterly of 2007 the Department of Stores has grow in a rhythm of 13% in comparison with the same quarterly of last year. The increase of the sales was basically stimulated by the increase of the volume of products cultivated for export, fodder for animals and the offer of building material. At the beginning of the month of December 2007, three new stores were launched, they are: Melo Pet & Garden in Centro Comercial Metro Plaza (Mall) in Ave. 12 de Octubre and two new branches of the chain of construction stores Comasa in the provinces of Colon and Chiriqui. With this, the Department of Stores increases the territorial cover which will allow to obtain betters d results during the year 2008.

The sales of plots of land at the ending of the year 2007 showed a fall of 16% versus the year 2006. This decease in sales was provoked for different causes, with them the main one are the real estate crisis in the United States of America.

Real Estate projects in 2008 sales an increase of 16% versus the year 2007 betting on this growth in the sale of houses. For this year we wait to have an inventory of 34 houses finished and ready to deliver, at the same manner for the beginning of the year will add up to its inventory 110 new plots of land in the section Asturias and for the middle of the years is programming to have 233 plots of land more for the projects Navarra, Galicia and Valle Bonito, which will allow to improve the offer and the results of this Division.

III. DIRECTORS, DIGNITARIES, EXECUTIVES, MANAGERS, ADVISERS AND EMPLOYEES.

A. Identity.

Directors, Dignitaries, Executives and Managers.

The Directors and Dignitaries of the corporation Grupo Melo, S.A. are:

ARTURO D. MELO S.:	DIRECTOR - PRESIDENT
Nationality:	Panamanian
Date of Birth:	December 15, 1931
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033
Fax:	224-2311

Economist. Director - President of Grupo Melo, S.A. and of all the other companies that form the Grupo Melo. Within his duties are the direction and advisor in the decision taking of the vice presidents of the Divisions of Grupo Melo. Is responsible of the performing of the Grupo Melo before the Board of Directors. During the last years has hold different public positions as Minister of Labor, Minister of Treasury, Minister of Trade and Industries and General Director of IRHE. Is director on multiple local corporations and founder member of the Foundation Manuel E. Melo.

ARTURO D. MELO K.:	DIRECTOR SECRETARY – CHIEF OF OPERATIONS OF FOOD GROUP.
Nationality:	Panamanian
Date of Birth:	October 14, 1953
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033
Fax:	224-2311
E-mail:	dmelok@grupomelo.com

Director – Secretary of Grupo Melo, S.A. and Treasurer of all the other companies that conform the Grupo Melo. B.S. with Masters Degree in Business Administration. His duties as Executive Chief of Operations of the Operations of the Companies Producers of Food of the Grupo Melo are: to supervise the financial operations and handling the companies of Grupo Melo and to coordinate the executives in the development of their duties.

FEDERICO F. MELO K. — **PRINCIPAL DIRECTOR – CHIEF OF OPERATIONS OF THE TRADE GROUP**

Nationality:	Panamanian
Date of Birth:	October 8, 1960
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O.Box 0816-0758
Telephone:	221-0033
Fax:	224-2311
E-mail:	fmelok@grupomelo.com

Actually is Executive Chief of Operations of Trade Companies and Vice-president of the other corporations that conform the Group Melo. B.S. Agricultural Economy, Purdue University and MBA of Texas Tech University. Has occupied diverse positions in Group Melo since entering in 1986.

EDUARDO A. JASPE L. — **DIRECTOR TREASURER – VICE-PRESIDENT OF PLANNIG, FINANCE AND TREASURE**

Nationality:	Panamanian
Date of Birth:	November 24, 1967
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033/323-6900
Fax:	224-2311
E-mail:	ejaspe@grupomelo.com

Industrial Engineer of the Universidad Tecnologica de Panama. Has a Masters Degree in Business Administration from the Instituto Centroamericano de Administracion de Empresas (INCAE). Works with the group since 1993. As Vice-president of Finance, Planning and Treasure is entrusted to give financial and banking advise to the Executive Committee of the Group Melo and of the Emitting as well as advisory to the General Managers and Executives of Group Melo and of the Emitting in the structuring and making of the investment and operations budget. Designs and coordinates financial strategies and policies as well as in matters of credits and collections to the Divisions of the Group and of the Emitting. Is responsible of the credit and collections, is entrusted the handling of the relations with the banks an financial institutions, as well as with the Stock Market. Is member of the Executive Committee, Finance Committee, -Auditing Committee and Director of the Board of Directors of Group Melo, S.A.

MANUEL D. CABARCOS — **PRINCIPAL DIRECTOR**

Nationality:	Panamanian
Date of Birth:	April 9, 1931
Commercial Address:	Calle 45 Bella Vista, Edif. Urraca, Piso 8
Mail Address:	P.O. Box 4341, Panama 5
Telephone:	264-6655
Fax:	264-5204
E-mail:	gcambios@cableonda.net

Chemical Engineer, Industrial, Entrepreneur, Director of Multiple corporations. Held high positions in Combustibles de Panama, Texaco de Panama Inc., Azucarera Nacional and Azucarera La Estrella. Was the Vice President of the Bolsa de Valores de Panama, S.A. Actually is the President of Grupo Cambios.

MIGUEL DE JANON — **PRINCIPAL DIRECTOR**

Nationality:	**Panamanian**
Date of Birth:	**September 29, 1960**
Commercial Address:	**Avenida Ernesto T Lefevre y Calle primera Sur, Parque Lefevre**
Mail Address:	**Post Office Box 0816-08556**
Telephone:	**224-8333**
Fax:	**224-7411**
E-mail:	**lefevre@pty.com**

High school graduated from Colegio Javier. B.S. in Business Administration from the Universidad de Panama. Magister on Business Administration from Babson College, Boston, Massachusetts. Held several positions from 1985 to 1999 in the Banco Internacional de Panama, since 1999 holds the position of General Manager of Cia. Lefevre, S.A., EMMA, S.A. and Manager of Ilnternacional de Cementerios, S..A.

JOSE LUÍS GARCIA DE PAREDES CHIARI – PRINCIPAL DIRECTOR

Nationality:	**Panamanian**
Date of Birth:	**April 15, 1967**
Comercial Address:	**Via Simon Bolivar - Transistmica**
Mail Address:	**00581-0816**
Telephone:	**278-4850**
Fax:	**278-4866**
Email:	**jluis@estrellaazul.net**

Graduated from Colegio Javier, B.S. in Economy and Marketing of the CLARK University, MBA in Finances of The Catholic University of America, United States. Worked as Marketing and Sales Manager of Plasticos Modernos, S.A., 1991 to 1998. Afterwards assumed the position of Assistant General Manager of Industrias Lacteas, S.A. from 1998 to 2005. Since January of 2006 is the General Manager of Industrias Lacteas, S.A.

ALFONSO DE LA ESPRIELLA – PRINCIPAL DIRECTOR

Nationality:	**Panamanian**
Date of Birth:	**June 14, 1952**
Comercial Address:	**Marbella, Calle Aquilino de la Guardia, Torre Banco General piso 21**
Mail Address:	**0819-07800**
Telephone:	**223-7550**
Fax:	**223-8326**
Email:	**alde@cableodna.net**

B.S. in General Administration with Minor in Finances, graduated in Sam Houston State University, Huntsville, Texas, USA-INCAE. Seminary of Moderns Techniques of Banking Administration. Was the Credit Manager for Central America and the Caribbean of the Banco Latinoamericano de Exportaciones, Executive Assistant Manger of Panamavision del Istmo Canal 5, Member of the Board of Director of the Banking Commission of Panama, of Panama Shocks Group-Rapid Muffler and of Group Golden Cedar, Golden Forest, Golden Estates. Actually is the General Manager of Group Rical and President of Inversiones y Finanzas Rical, S..A.

CARLOS HENRIQUEZ	**PRINCIPAL DIRECTOR**
Nationality:	**Panamanian**
Date of Birth:	**March 7, 1952.**
Comercial Address:	**Costa del Este, Parque Industrial, Edif. 139** **Partes Importadas S.A.**
Telephone:	**271-4262 / 271-1037**
Fax:	**271-4024**
Email:	**chenriquez@partesimportadas.com**

Banker and Insurer as profession. Was the Executive Vice President and General Manager of Banco Comercial de Panama (Bancomer) and its subsidiaries including Aseguradora Comercial de Panama (Asecomer). This corporation were property of Multi Holding Corporation (MHC) and in the year 2000 were sold to corporation General de Inversiones (EDI) which its principal subsidiary is Banco General. Actually participates in diverse private and enterprises as member of the Board of Directors of Group Melo, S.A., Rodelag S.A., Calox Panameña, S..A.,, Gold Mills, Bolsa de Valores de Panama and the Banco Nacional de Panama. Had participated in different corporations as Varela Hermanos, S.A., Cable Onda, S.A., BSC de Panama (Bellsouth) and others as Telened and the National Committee INCAE was in the position of President. Graduated in Business Administration in Florida State University (FSU) and has a master degree in the prestigious Instituto Centroamericano de Aministraciòn de Empresas (INCAE)

LAURY M. DE ALFARO:	**ASSISTANT DIRECTOR**
Nationality:	**Panamanian**
Date of Birth:	**April 30, 1955**
Commercial Address:	**Via España 2313 Rio Abajo**
Mail Address:	**P.O. Box 0816-0758**
Telephone:	**221-0033**
Fax:	**224-2311**
E-mail:	**lalfaro@grupomelo.com**

Director of the other companies that conform Grupo Melo. Studied Nutrition and Dietetics, Purdue University, Indiana,U.S.A. Enter Grupo Melo in 1982 with the position of Assistant General Manager of Embutidos y Conservas de Pollo, S.A. In 1987 Assistant Manager of the Restaurants Division and in 1989 General Manager of this Division up to 1994. From that date is the Grupo Melo Human Resources Director. Responsible of the implementation of the policies, programs and proceedings related to labor force at Grupo Melo level, in charge of the process of hiring the executive personnel, coordinating the developing and training personnel programs.

High Level Employees and Advisers.

ARTURO D. MELO S. - CHIEF EXECUTIVE
Curriculum in previous section.

ARTURO D. MELO K. - VICE PRESIDENT OF OPERATIONS FOOD GROUP
Curriculum in previous section.

FEDERICO F. MELO K. - VICE PRESIDENT OF STORES COMMERCIAL GROUP
Curriculum in previous section.

EDUARDO A. JASPE LESCURE – VICE PRESIDENT OF FINANCE AND PLANNING
Curriculum in previous section.

LAURY M. DE ALFARO - VICE PRESIDENT OF HUMAN RESOURCES
Curriculum in previous section.

ROGELIO WILLIAMS C. : **COMPTROLLER**
Nationality: Panamanian
Date of Birth: May 12, 1947
Commercial Address: Via España 2313 Rio Abajo
Mail Address: P.O. Box 0816-0758
Telephone: 221-0033 / 323-6900
Fax: 224-2311
E-mail: rwilliams@grupomelo.com

B.S. in Commerce with specialization in Business Administration and Accounting, Universidad de Panama. Has a MBA from ULACIT. His experience is of more than 20 years in the areas of accounting, administration and management of private corporations, governmental sector and U.S.A. armed forces. Enter Grupo Melo in 1998 and from that date holds the actual position.

RICAURTE CASTRELLON D. **DIRECTOR OF CREDIT AND FINANCES**
Nationality: Panamanian
Date of Birth: June 22, 1970
Commercial Address: Via España 2313, Rio Abajo
Mail Address: 0816-0758
Telephone: 221-0033 / 323-6900
Fax: 224-2311
E-mail rcastrellon@grupomelo.com

B.S. in Finance graduated in the Universidad Santa Maria La Antigua, MBA of Nova Southeastern University, with emphasis in Marketing. He developed in the field of corporative finances; performing several positions in multinational companies as LG Electronics, Nestle Panama and 3M Panama. Holding in this last one the position of Treasurer. Within his principal functions in Grupo Melo, S.A. is the negotiation of credits and collection, handling of banking relations and financial institutions, administration of the corporative treasure and the supervision of the placing of investment within the stock market.

JORGE AZCARRAGA **DIRECTOR OF RESEARCH AND DEVELOPMENT**
Nationality: Panamanian
Date of Birth: December 15, 1969
Commercial Address: Via España 2313 Rio Abajo
Mail Address: P.O. Box 0816-0758
Telephone: 221-0033 /323-6900
Fax: 224-2311
E-mail: jazcarraga@grupomelo.com

Civil Engineer from University of Florida. Was part of the Latin American Division of Black & Veatch on which has participated on studies of master planning and infrastructure evaluation systems within others. Works with the Grupo Melo since 1998.

JUAN ARGUINZONI: **DIRECTOR OF DATA PROCESSING**
Nationality: Panamanian
Date of Birth: May 13, 1955
Commercial Address: Via España 2313 Rio Abajo
Mail Address: P.O. Box 0816-0758
Telephone: 221-0033 / 323-6900
Fax: 224-2311
E-mail: jarguinz@grupomelo.com

Technician in Computer Programming and Analysis. Enter the Grupo in 1980, holding various positions since then. Is working in the actual position since 1991.

PAUL DE GRACIA: **DIRECTOR OF CORPORATIVE AND JURIDICAL BUSINESS**

Nationality:	Panamanian
Date of Birth:	July 4, 1973
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033 /323-6979
Fax:	224-2311
E-mail:	padegracia@grupomelo.com

B.S. in Law and Political Science in the Universidad de Panama with post grade in International Tributary Law in the University of Toledo, España; post grade in Contracts and Damages Law in the University of Salamanca, España and a Masters Degree in Mercantile Law in the University Santa Maria La Antigua. Holds the actual position since April 1997.

JAVIER VALLARINO: **DIRECTOR OF LABOR RELATIONS**

Nationality:	Panamanian
Date of Birth:	JULY 8, 1970
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	jvallarino@grupomelo.com

B.S. in Law and Political Science in U.S.M.A. with a Post Grade in Labor Law. Within his responsibilities are to give permanent advise to the Divisions of the Group in labor matters (vacations, extra time, salary, contracts, etc.) as well as to handle the relations with the Sindicato de Trabajadores (Workers Union), and management and interpret the Convencion Colectiva de Trabajo (Collective Convention of Work).

AMIR NILIPOUR: **DIRECTOR OF POULTRY TECHNOLOGY**

Nationality:	Panamanian
Date of Birth:	June 14, 1955
Commercial Address:	Via España 2313 Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033 /323-6900
Fax:	224-2311
E-mail:	anilipour@grupomelo.com

B.S. on Animal Biology, Master Degree on Animals Science and Doctorate in Poultry Science. Has participated in national and international workshops as scientific on poultry research. Has written more than one hundred essays on human health and poultry technology advances. Works in the Grupo since 1989. Is the person responsible for the quality control of all the processes related to the poultry business of the Group (Reproduction and egg lying farms, production of poultry food, processing the chicken and of the plant of the final process of aggregate value) in order to maintain the higher international standards.

JORGE PAREDES **DIRECTOR OF INTERNAL AUDITING**

Nationality:	Panamanian
Date of Birth:	June 11, 1971
Commercial Address:	Via España 2313, Rio Abajo
Mail Address:	P.O. Box 0816-0758
Telephone:	221-0033 / 323-6900
Fax:	224-2311
E-mail:	jparedes@grupomelo.com

B.S. in Accounting. Post Grades in Comptroller, Post Grade in High Management and Masters Degree in Business Administration. All obtained in the Universidad de Panama. Has more than 13 years of experience in external and internal auditing. Holding this positions in external auditing firms as: PWC and Arthur Andersen. Also corporations as GBM and Dell Computers. Within his responsibilities in the Group Melo, S.A. are to direct the department of internal auditing. Validate the accomplishment of the policies established by the group; as well as the reasonable presentation of the accounting financial information. Evaluation of the intern control and make recommendations to the management for its improvement.

ROBERTO TRIBALDOS: EXPORTS MANAGER
Nationality: Panamanian
Date of Birth: December 20, 1966
Commercial Address: Calle Primera y D Juan Diaz
Mail Address: P.O. Box 0816-0758
Telephone: 290-8800
Fax: 220-0918
E-mail: rat@grupomelo.com

B.S. In Agricultural Economy, Texas A&M and MBA of IEA. Worked 5 years in the marketing department of Heinz Foods in Venezuela, holding the position of trade mark manager. Enter Grupo Melo in 1994 where had hold several positions.

DANIEL CÉSPEDES T.: VICE PRESIDENT / GENERAL MANAGEROF AVICOLA INDUSTRIAL
Nationality: Panamanian
Date of Birth: January 2, 1955
Commercial Address: Las Mañanitas, Via Tocumen
Mail Address: P.O. Box 0816-0758
Telephone: 292-5666 /292-5601
Fax: 292-5603
E-mail: dcespedes@grupomelo.com

Industrial Engineer with Masters Degree on Industrial Engineering Sciences of the Georgia Institute of Technology. Enter the Grupo in 1979 and has hold diverse positions. Initially was in charge of experiments with a laboratory team to develop products of aggregated value based on chicken meat. As Production Manager of the Planta de Embutidos y Conservas de Pollo, S.A. was in charge up to 1988 of giving follow up to the sales goals and production, coordinating different functions of purchasing, production, maintenance, sales and controls. Since the end of 1988 up to this date performs as General Manager of Sarasqueta y Cia., S.A., in charge of looking for the good functioning of the plants of Las Mañanitas and Chorrera. Actually plans, organizes, coordinates, direct and controls all the operations of purchasing, production, maintenance and sales of the two food factories.

DIOGENES BECERRA - VICE PRESIDENT / GENERAL MANAGER FOOD DEPARTMENT - PRODUCTION
Nationality: Panamanian
Date of Birth: October 9, 1950
Commercial Address: Oficinas de Cerro Azul
Mail Address: P.O. Box 0816-0758
Telephone: 297-0028
Fax: 297-0082
E-mail: dbecerra@grupomelo.com

Enter the Group more than38 years ago, for 25 years hold the position of Manager of the Reproduction Plant. In 1995 was Assistant General of the Department of Foods Production and since 2000 holds the actual position.

AUGUSTO VALDERRAMA:	**VICE PRESIDENT OF AVICOLA PRODUCCION**
Nationality:	**Panamanian**
Date of Birth:	**November 13, 1955**
Commercial Address:	**Cerro Azul, Pacora, Calle Principal, Avenida Los Caobos**
Mail Address:	**P.O. Box 0816-0758**
Telephone:	**221-1011**
Fax:	**297-0082**
E-mail:	**avalderrama@grupomelo.com**

B.S. in Economics. Has a Masters Degree on Business Administration from the Instituto Centroamericano de Administracion de Empresas (INCAE). Works in the group since 1990. Within his responsibilities are: to manage the processing operation of chicken of the Group, as well with the process of distribution and commercialization of the chickens alive and processed, fresh table eggs and all the chicken products and its derivates.

DOMINGO BATISTA:	**VICEPRESIDENT / GENERAL MANAGER OF REAL STATE DEPT.**
Nationality:	**Panamanian**
Date of Birth:	**April 24, 1954**
Commercial Address:	**Calle Primera Los Angeles**
Mail Address:	**P.O. Box 0816-0758**
Telephone:	**260-4813**
Fax:	**260-1557**
E-mail:	**dbatista@grupomelo.com**

Veterinary Doctor from the Universidad Federal Santa Maria, R.S. Brazil. With 23 years of service in the Grupo Melo has held executive positions inside the Divisions: Poultry, Stores, Industrial, Marketing, Processing and actually has under his management the Real State Division.

EDUARDO CHAMBONET:	**VICE PRESIDENT / GENERAL MANAGER OF RESTAURANTS DEPT.**
Nationality:	**Panamanian**
Date of Birth:	**September 17, 1950**
Commercial Address:	**Via España 2214, Rio Abajo**
Mail Address:	**P.O. Box 0816-0758**
Telephone:	**221-6818 / 221-9929**
Fax:	**221-6344**
E-mail:	**echambonet@grupomelo.com**

B.S. in Business Administration with specialization in Marketing from Saint Edwards University, Austin, Texas in the United States of America. Works with the group since 1978. Within his responsibilities are the management and operation of the chain of Restaurants PIO PIO in the Republic of Panama, verifying the compliance with the proceedings, controls, policies and standards of quality in order to achieve the sales and profits budgets.

FEDERICO ALVARADO:	**VICE PRESIDENT / GENERAL MANAGER OF MACHINERY DEPARTMENT (EQUIPMENT)**
Nationality:	**Panamanian**
Date of Birth:	**December 24, 1945**

Commercial Address:	**Ave.Tocumen frente a la Urb. Villa Lucre**
Mail Address:	**P.O. Box 1154, Zona 1, Panama**
Telephone:	**274-9000**
Fax:	**274-9090**
E-mail:	**falvarado@grupomelo.com**

B.S. in Business Economics. Works with the group since 1978. Within his responsibilities are the planning and organization of the operations of the Department of Machinery (purchases, sales, management, etc.), as well as to hire the required personnel to make functional the operations, complying with the dispositions of the High Administration of the Group to achieve existing revenue goals.

FELIPE MEDINA UREÑA	**VICEPRESIDENT GENERAL MANAGER, MADECA**
Nationality	**Panamanian**
Date of Birth:	**January 31, 1952**
Commercial Address:	**Km.N°1 via to Cerro Azul, 24 de Diciembre, Panama**
Mailing Address:	**P.O. Box 0839-784**
Telephone:	**295-0505**
Fax:	**295-0587**
E-mail:	**fmedina@grupomelo.com**

B.S in Business Administration Universidad de Panama, 1981, 37 years working in Group Melo as executive in different divisions. 1973-1985 Sales Manager Madeca, 1986-1995 General Manager Altos de Vistamares real estate Project Altos de Cerro Azul, 1997-2006, General Manager Stores Multilaminas, 2007 General Manager Madeca.

Legal Advisors:

The company Grupo Melo, S.A. and the corporation Grupo Melo in general has two lawyers, Lic. Paul Degracia Zarzavilla (Director of Corporative and Juridical Business) and Lic. Javier Vallarino (Director of Labor Relations), both with residence in the City of Panama, Via España, Rio Abajo, No. 2313, telephone 221-0033, fax 224-2311 and e-mail padegracia@grupomelo.com and jvallarino@grupomelo.com respectively.

In addition to the above mentioned internal lawyers, Grupo Melo does not uses any special lawyer or group of lawyers that renders services to the group on legal maters. The use of outside lawyers vary in accordance with the necessities of each particular case. Lawyer Paul Degracia Zarzavilla is the lawyer in charge of control, registering, transferences, payment of dividends and everything related with the stocks of Grupo Melo, S.A. and its subsidiaries.

Auditors.

Ernst & Young is the auditors firm of Grupo Melo, S.A. and subsidiaries. Ernst & Young are Public Authorized Accountants with offices located in Calle 51 Bella Vista, tel. 206-9200, fax 206-9291. The main contact in Ernst & Young is Lic. Aurora Diaz.

Designations due to agreements and under standings.

This practice does not exist in Grupo Melo.

B. Compensations.

In 2007 the members of the Board of Directors of Grupo Melo, S.A. received compensations in the order of US$820,087.00. From that amount the Directors of Grupo Melo that have executive duties received the amount of B/.778,037.00 and the External Directors without duties in the Grupo received B/.42,050.00

C. Practices of the Board of Directors

The clause eight of the partnership agreement of the Grupo Melo, S.A. establishes that all the directors and dignitaries may be reelected to hold their positions and will be elected for the period between one Ordinary General Assembly of Shareholders and the following. Is a tradition to celebrate the Ordinary General Assembly of Grupo Melo Shareholders in the month of April of each year.

Executive Committee

Form by Arturo D. Melo S., Arturo D. Melo K., Federico Melo K., Laury M. De Alfaro, Eduardo E. Jaspe and Rogelio A. Williams.

The Executive Committee meets weekly and its decisions are ratified by the ordinary monthly meetings of the Board of Directors

of Group Melo, S.A. The ninth clause of the constitutive Partnership Agreement of the corporation Group Melo,S.A. establishes the functions of the Executive Committee that are the taking of decisions over the direction of the business, the administration, the objectives and the policies of the corporation that cannot wait for the summon of a meeting of the Board of Directors. But the decisions adopted by the Executive Committee will be subjected to the ratification or modification of the Board of Directors.

Auditing Committee

Grupo Melo, S.A. has an Auditing Committee conformed by Manuel D. Cabarcos (Coordinator), Miguel De Janon, Eduardo Jaspe and Federico Melo K., all members of the Board of Directors of Grupo Melo, S.A.

The main job of the auditing committee are (i) to study, analyze and inquire the financial operations of the Group, (ii) to recommend to the Board of Directors actions of administrative type in that subject, (iii) to inspect the internal auditing program of Grupo Melo, (iv) analyze the Financial Statements, (v) to request information to the internal auditing department on the relevant acts and to verify the implementation of the adopted corrective measures, and (vi) to request for the graphics, descriptive or narrative that show the instituted internal controls, including those of the programmed controls, and to inform the Board of Directors the results of the exams done with the pertinent suggestions.

Finances Committee

The finances committee if conformed by Manuel D. Cabarcos, Jose Luis Garcia De Paredes, Carlos Henriquez y Eduardo Jaspe.

The main job of the Finances Committee, is to present to the Board of Directors, observations and recommendations in the following matters: (i) financial and budget objectives at short and medium term, (ii) strategies to achieve an optimal financial structure, (iii) strategies to follow with the financial providers of the Group including obtaining the best financial costs possible, (iv) any other financial matter that arises of the operations of the Group.

Executive Compensation Committee
Is conformed by Carlos Henriquez, Jose Luis Garcia de Paredes, Laury M. de Alfaro and Alfonso de la Espriella.

Its mission is to define an effective and consistent policy directed to enroll and retain the best executives on the market. For that purpose the Committee will offer the Direction of Human Resources the philosophical bases and the adequate proceedings to offer a positive labor environment, a competitive remuneration and benefits, as well as opportunities to professional and personal growth within Grupo Melo. Its main objective is to achieve a low rotation of the executive personnel of Group Melo.

Governability and Strategies Committee
Is form by Arturo D. Melo S., Arturo D. Melo K., Federico Melo K., Alfonso de la Estriella, Miguel De Janon.

Its functions are: To watch over the faithful performance of the norms of the corporative government that rules the operations of Group Melo and its subsidiaries. To recommend amendments or expansions to the norms of the corporative government to maintain them up dated to changes and new requirements of the Corporative frame. To watch for the fulfillment of the institutional Ethic Code. To act as a counseling body in the making of projects of business strategies for the consideration of the Board of Directors. To maintain monitoring the fulfillment of the strategy plans of the group and its affiliates.

D. Employees

At December 31, 2007, Grupo Melo had 4,052 employees, among permanent and contingents distributed by division in the following way:

Division	Permanent Employees
Food	1,937
Restaurants	713
Stores	767
Woods	146
Machinery (equipment)	236
Real State	173
Services	80
Total	4,052

The actual labor agreement of general working conditions between Grupo Melo, S.A. and its subsidiaries and the Workers Union of Melo and Affiliated Companies, which was negotiated in the year 2006 and will be on force up to December 2009. There has always been maintained cordiality relations and mutual agreement between Grupo Melo and the Union.

E. Capital Stock Proprietorship.

GROUP OF EMPLOYEES	NUMBER OF STOCKS	% RELATED TO THE TOTAL OF SHARES ISSUED	NUMBER OF STOCK HOLDERS	% THAT REPRESENT RELATED TO THE TOTAL AMOUNT OF SHAREHOLDER
Directors, Dignitaries, Executives Managers	1,503,335	67.03%	7	12.5%
Other Employees	0	0.00%	0	0%

The clause seventh of the partnership agreement of Grupo Melo, S.A. establishes that the shareholders do not have preferential rights to subscribe, in proportion to the shares they own, shares issued due to the increase of capital, so that is not applicable to the corporation in article 13 of the Law 32 of February 26, 1927 related to corporations. Neither takes into consideration preferential rights in front of the sale of shares made by the other shareholders nor any other type of options for the acquiring of shares of the Grupo Melo, S.A.

Clause seventh of the partnership agreement of Grupo Melo, S.A. points out that the shareholders will have the right to issue one vote for each share of the Grupo Melo, S.A. There does not exists shares with different voting rights to those pointed there.

There does not exists any agreement that includes the employees in the capital equity of Grupo Melo, S.A., nor over any other valuable of the corporation.

IV. PRINCIPAL STOCKHOLDERS

GROUP OF SHARES	NUMBER OF SHARES	% OF THE NUMBER OF SHARES	NUMBER OF STOCK HOLDERS	% OF THE NUMBER OF STOCK HOLDERS
1-500	4,099	0.18%	26	43,33%
501-1,000	9,828	0.44%	12	20,00%
1,001-2,000	7,355	0.33%	5	8,33%
2,001-5,000	22,119	0.99%	6	10.00%
5,001-7,500	10,328	0.46%	2	3.33%
7,501-10,000	0	0,00%	0	0,00%
10,001-50,000	86,660	3,86%	3	5.00%
50,001-100,000	316,943	14.13%	4	6.67%
100,001-1,500,000	1,785,310	79.61%	2	3.33%
TOTALS	2,242,642	100,00%	60	100,00%

Tenmel, S.A. is the corporation that exercise control on Grupo Melo, S.A. The corporation Tenmel, S.A. is the corporation that encompass a total of 1,419,709 of the shares issued of a total of 2,242,642 shares issued and circulating of Grupo Melo, S.A. which represents a 63.30% of the total capital issued and in circulation of the corporation.

Grupo Melo, S.A. is not a property of any other natural or juridical person, nor exist there any arrangement that could result on a change of the shares control.

V. RELATED PARTIES, BINDS AND AFFILIATIONS.

There does not exists transactions with the related parties as per point V of the Agreement No.6 of May 19, 2000 of the Comision Nacional de Valores.

VI. FISCAL TREATMENT

As Grupo Melo, S.A. is a corporation exclusively dedicated to the own of shares, the only tribute to be paid to the Government is done in concept of unique rate.

VII. CAPITALIZATION STRUCTURE

Shares and Participation Securities.

TYPE OF VALUE AND CLASS	AMOUNT OF VALUES ISSUED AND CIRCULATING	SECURITY MARKET LIST	MARKET CAPITALIZATION
Common, Nominative And without nominal Value shares	2,242,642	US$30.00	US$67,279,260.00

Grupo Melo, S.A. does not have circulating any debt securities.

Debt Securities

The subsidiaries companies of Grupo Melo have the following debt securities.

COMPANY	Date Issued	Amount (US) Circulating	Type of of Value	Series Maturity Date

EMISSION US$ 7,500,000

Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds B	December 22,2008
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds C	December 22,2009
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds D	December 22,2010
Empresas Melo, S.A.	22/12/2005	1,200,000	Corporative Bonds E	December 22,2011
Empresas Melo, S.A.	22/12/2005	1,500,000	Corporative Bonds F	December 22,2012

EMISSION US$ 15,0,000,000

Empresas Melo, S.A.	30/07/2002	8,668,051	Mortgage Bonds	July 30,,2012

EMISSION US$ 6,000,000

Empresas Melo, S.A.	10/12/2004	1,500,000	Mortgage Bonds C	December 10,2008
Empresas Melo, S.A.	10/12/2004	1,500,000	Mortgage Bonds D	December 10,2009
EMISSION US$3,000,000				
Altos de Vistamares, S.A (	10/12/2003	1,000,000	Mortgage Bonds	December 02,2008

EMISSION US$ 5,000,000

Empresas Melo, S.A.	15/06/2005	5,000,000	VCN	June 15, 2008

EMISSION US$10,000,000

Empresas Melo, S.A.	26/09/2006	10,000,000	Mortgage Bonds	September 26,2011

EMISSION US$10,000,000

Empresas Melo, S.A.	15/11/2007	4,000,000	Corporative Bonds B	November 15,2013

EMISSION US$10,000,000

Empresas Melo, S.A.	15/11/2007	6,000,000	Corporative Bonds C	November 15,2014

US$ 44,968,051

Description and rights of the Securities of Shares Capital.

Authorized Capital	**2,500,000 common shares**
Shares Issued and Circulating	**2,242,642 shares**
Completely Paid	**2,242,642 shares**
Not completely Paid	**0**
Share value	**Without nominal value**
Shares subscribed and not paid	**0**

Annual vary in the number of shares issued and circulating during the last 5 (five) years in Grupo Melo, S.A.

31 –12 - 2007	**2,242,642**
31 – 12 – 2006	**2,323,044**
31 - 12 – 2005	**2,323,044**
31 – 12 – 2004	**2,328,314**
31 – 12 – 2003	**2,328,314**

In the last five (5) years not more that the 10% of the capital nor any other percentage has been paid with goods that are not cash.

Grupo Melo, S.A. does not have other debt securities nor capital aside than those described in this section.

Information related to the market

The issuing or debt securities has been authorized by the Comision Nacional de Valores and are registered in the Bolsa de Valores de Panama and for each emission the Agent of Payment, Registry and Transference is detailed as follows:

COMPANY	TITTLE TYPE	DATE ISSUED	AMOUNT US$	AGENT OF PAYMENT, REGISTRY & TRANSFERENCE.
Empresas Melo, S.A.	Corporative Bonds	22/12/2005	7,500.00	Banco General, S.A.
Empresas Melo, S.A.	Mortgage Bonds	30/07/2002	15,000,000	Banco del Istmo, S.A.
Empresas Melo, S.A.	Mortgage Bonds	10/12/2004	6,000,000	Banco del Istmo, S.A.
Altos de Vistamares, S.A.	Mortgage Bonds	02/12/2003	3,000,000	Banco del Istmo, S.A.
Empresas Melo, S.A.	Mortgage Bonds	26/09/2006	10,000,000	MMG Bank Corporation
Empresas Melo, S.A.	VCN	15/06/2005	5,000,000	MMG Bank Corporation
Empresas Melo, S.A.	Corporative	15/11/2007	10,000,000	MMG Bank Corporation
			US$ 56,500,000	

Grupo Melo, S.A. does not have agreements with Security Houses that establishes markets for its securities.

II PART
FINANCIAL SUMMARY

A. Presentation applicable to the issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	QUARTERLY 31/12/07	QUARTERLY 31/12/06	QUARTERLY 31/12/05	QUARTERLY 31/12/04
Total Sales or Income	223,446	190,690	162,277	158,351
Operative Margin	7.17%	8.37%	5.91%	1.63%
General and Administrative Expenses	76,042	68,561	58,514	54,975
Net profit or loss	10,298	8,826	4,395	176
Shares Issued And Circulating	2,242,642	2,323,044	2,323,044	2,328,314
Profit or Loss per Share	$4.59	3,80	$1.89	$0.07
Depreciation and Amortizing	6,008	5,276	4,903	4,995
Profit or loss No recurrent	0	0	0	0

GENERAL BALANCE	QUARTERLY 31/12/07	QUARTERLY 31/12/06	QUARTERLY 31/12/05	QUARTERLY 31/12/04
Current Assets	74,707	60,993	54,666	59,056
Total Assets	156,631	138,448	128,006	129,993
Current Liability	55,870	47,869	51,138	52,652
Long Term Debt	44,214	38,862	32,215	36,959
Preferred shares	0	0	0	0
Capital Paid	36,213	21,776	21,776	21,268
Retained Earnings	20,190	29,869	22,836	19,104
TOTAL EQUITY	56,546	51,716	44,653	40,381

FINANCIAL REASONS

Dividend / Share	$1.40	$0.76	$0.04	$0.39
Total Debt / Equity	1.77	1.68	1.87	2.22
Working Capital	18,836	13,124	3,527	6,404
Current Reason	1.34	1.27	1.07	1.12
Operative Profit / Financial Expenses	2.55	2.70	1.73	0.45

III PART
FINANCIAL STATEMENTS

We attach to this report the Annual Financial Statements audited by a independent Public Authorized Accountant.

IV PART
CORPORATIVE GOVERNMENT

In accordance with the guides and principles dictate by Agreement No. 12 of November 11, 2003, for the adoption of the recommendations and proceedings related to the good corporative government of the registered corporations, please answer the following questions in the following exhibit included, without prejudice of the additional explanations you estimate necessary or convenient. In the case that the corporation registered be subject to other special regime in this matter, please elaborate respectively.

MINIMUM CONTENTS
1. Indicate if at the internal of the corporation has been adopted rules and proceedings of a good corporative government. In affirmative case, if are based in any specific regulation. The policies and practices of the Board of Directors of Grupo Melo, S.A., incorporates norms of Corporative Government, as it is shown in the Note No. 1 of its Financial Statements, Audited at December 31, 2005. These policies do not comply at 100% with what is stipulated in the Agreement 12-2003 of the Comision Nacional de Valores, nevertheless contains basic aspects on the issue of the Corporative Government. Is the intention of the Issuer in the medium term to adequate its policies to the requirements of the Agreement, at the international standards as well as others laws on force in the Republic of Panama.
2. Indicate if these rules or proceedings contemplate the following issues:

a. Supervision of the activities of the organization
Yes

---

b. Existence of independent criteria applicable to the designation of the Directors in charge of the shares control.
The Partnership Agreement of Grupo Melo, S.A., establishes that any natural or juridical person may be elected as director without the necessity to be shareholder. The Directors are elected each year in the Share Holders General Assembly by simple majority.

---

c. Existence of independent criteria applicable to the designation of the Directors in charge of the Administration.
The Directors are elected each year in the Share Holders General Assembly by simple majority.
To create rules to avoid in the organization the power control within a reduced group of employees or directors.
NO.

---

d. Constitution of Commissions of Support as of: Complying and Administration of Risks, of Auditing.
There are 5 permanent committees of the Grupo Melo Board of Directors. Also is accustomed to constitute temporary special committees with the purpose of analyze specific themes and to present proposals to the Board of Directors.

e. To celebrate working reunions of the Board of Directors, with minutes that reflect the taking of decisions.
The meetings of the Board of Directors are celebrated monthly and the Minutes of each meeting are written.

f. The right of every director and dignitary to collect and obtain information.
Is honored the right of every director and dignitary to obtain information. The Directors are able to contact directly the executives of the Group and to request the required information.

3. Indicate if a Code of Ethics has been adopted. If the answer is affirmative, please show the method to disclose it to whom it is directed.

There is a Code of Corporative Ethics directed to all the Directors, Dignitaries, Executives and employees of the Grupo.

BOARD OF DIRECTORS

4. Indicate if the regulations of the corporative government establishes parameters to the Board of Directors related to the following aspects:

a. Communication and information policies of the corporation with its shareholders and third persons.

No.

---

b. Conflict of interests between key Directors, Dignitaries and Executives, as well as decision taking.

It is used the practice that the Director that has a conflict of interests in the decision to be taken leaves the room of the Board of Directors while the other directors take the decision.

c. Policies and proceedings for the selection, hiring, retribution and destitution of the principal executives of the corporation.

No.

d. Systems of evaluation of the performance of key executives.

Evaluations are done of the performance of every executive every year.

e. Reasonable control of risks.

Exists a Committee of Auditing that evaluates the risks and watch over the fulfillment of norms and proceedings; an Executive Committee that evaluates the general risks of the business and dictates norms for its coverage; an Insurance Committee that evaluates the correct protection against disasters; a Credit Committee that evaluates the risks of the

credit transactions. Each one of these Committees is handled as per the proceedings established by themselves.

f. Appropriate Book-keeping registers that reasonable reflects the financial position of the corporation.

The book-keeping is based in NIIF's and the Agreements that on this mater has issued the CNV. Exists an Auditing Committee that watches over the fulfillment of this norms and to whom report the External Auditors.

g. Protection of the assets, prevention and detection of frauds and other irregularities.

On each area exists personnel responsible to take care and guard the assets as a good father of family and depending or the hierarchy established in the Grupo.

h. An adequate representation of all the shareholders groups, including the minorities.

The Partnership Agreement of Grupo Melo contemplates the vote by simple majority and the Directors are selected in the Yearly Board of Shareholders. Nevertheless, actually the principal shareholders have representation in the Board of Directors.

i. Mechanisms of internal control of the handling of the corporation and its periodically supervision.

Control mechanisms has been established based in the operations and in international norms. These mechanisms are recorded in the Manual of Proceedings of the Comptrollership and other written documents. The supervision is carried out by each one of the persons that are in charge that these proceedings are accomplished.

5. Indicate if the regulations of the corporative government contemplate incompatibilities of the members of Board of Director to demand or to accept payments or other fringe benefits, nor to pursue the acquisition of personal interests.

No

Arrange of the Board of Directors

6. a. Number of Directors of the Corporation.
9 Principal Directors and 1 Assistant Director.

b. Number of the Directors, that are independent of the Administration.
5 of the Principal Directors are not employees of the Group.

c. Number or Directors that are independent of the Shareholders.
3 of the Principal Directors do not have shares or represent any shareholder.

SHAREHOLDERS

7. Does the rules of the corporative government foresee the mechanisms to assure the enjoyment of the rights of the shareholders, as:

a. Access to the information referent to criteria's of the corporative government and its observance.
No.

b. Access to the information referent to the criteria's to choose the external auditors.
No.

c. To exercise its right to vote in the shareholder meetings, in agreement with the Partnership Agreement and/o the by-laws of the corporation.
The Partnership Agreement of Grupo Melo, S.A. establishes the way to summon the share holders meetings which are fulfilled literally. The Summon is announced in the newspaper and notice of the meeting is sent by letter to each shareholder.

d. To have access to the information related to the compensation of the members of the Board of Directors.
The compensation of the members of the Board of Directors appears in the Note 21 of the Audited Financial Statements of Grupo Melo, S.A. which are of public information.

e. Access to the information referent to the compensation of the Key Executives.
No.

f. Knowledge of the outline of the shares compensation and other benefits offered to the employees of the corporation.
No.

COMMITTEES

8. Does the rules of the corporative government foresee the conforming of support committees as:

a. Auditing Committee; or its equivalent denomination
Yes

b. Committee of Risks Fulfillment and Administration; or its equivalent denomination
Exists a Committee of Insurance that reports to the Executive Committee on the Board of Directors

c. Committee to Evaluate and Postulate of independent directors and key executives; or its equivalent denomination
Committee of Executive Compensation

d. Others
Committee of Governability and Strategy; Finances Committee

9. If the previous answer is affirmative, are those committees constituted for the period covered in this report?

a. Auditing Committee
Yes. Is a Permanent Committee

b. Committee of Risk Fulfillment and Administration
Yes. Is a Permanent Committee

c. Committee to Evaluate and to Postulate the independent directors and key executives.
Yes. Is a Permanent Committee.

Conforming the Committees

10. Indicate how are conformed the committees of:

a. Auditing (number of members and position of who conforms it, sample 4 Directors – 2 independent and the Treasurer)
4 Principal Directors – 2 independents

---

b. Risks Achieving and Administration
4 Principal Directors and the Grupo Comptroller

c. Committee to Evaluate and to Postulate the independent directors and the key executives
3 Principal Directors – the three independents and a Assistant Director.

V PART
PUBLISHING

The publishing media by which will be disclosed by the Grupo Melo, S.A. the Annual Actualization Report is the web page of Grupo Melo: www.grupomelo.com.pa from April 2, 2008.

Legal Representative,
Grupo Melo, S.A.

Eduardo Jaspe Lescure
Vice President

Financial Statements

(Translation of financial statements originally issued in Spanish)

Report

Grupo Melo, S. A.

Year ended December 31, 2007
with Independent Auditors' Report

CONTENTS

GENERAL INFORMATION

Directors

Arturo D. Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo D. Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies
Eduardo Jaspe L.	Principal Director, Vicepresident of Finance and Planning, Treasurer
Carlos Henriquez	Principal Director
Alfonso de la Espriella	Principal Director
Manuel D. Cabarcos	Principal Director
José Luis García de Paredes	Principal Director
Miguel De Janón	Principal Director
Laury Melo de Alfaro	Deputy

Registered Address
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Grimaldo y Tejeira
Medina, Pitti y Asociados
Mejia & Asociados
Mendoza, Arias, Valle & Castillo
Rivera, Bolívar y Castañedas
Vergara, Anguizola y Asociados

GENERAL INFORMATION (continued)

Banks and Financial Institutions
HSBC Bank
BNP Paribas Panama Branch
Citibank, N.A.
Banco Aliado, S. A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
Global Bank Corp.
Primer Banco del Istmo, S. A.
Bancafé (Panamá), S. A.
Banco Cuscatlán de Panamá, S. A.
Credicorp Bank
The Bank of Nova Scotia
BAC Panama, S. A.
Multibank
Metrobank

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Stock Broker
MMG Asset Management

External Auditors
Ernst & Young

ERNST & YOUNG

Ernst & Young Limited Corporation
P.O. Box 0832-1575 W.T.C.
Panama, R. of Panama

Phone: (507) 208-0100
Fax: (507) 214-4300 / 214-4301
www.ey.com

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

Translation a report originally issued in Spanish
(See explanation in the notes to the financial statements)

We have audited the accompanying consolidated financial statements of Grupo Melo, S. A. ("the Group") which comprise the consolidated balance sheet as of December 31, 2007, and the consolidated statement of income, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable under the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance on whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

A member of Ernst & Young Global

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of Grupo Melo, S. A. as of December 31, 2007, and of its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Ernst & Young

March 28, 2008
Panama, Republic of Panama

A member firm of Ernst & Young Global Limited

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Balance Sheet
December 31, 2007

(Amount expressed in B/. balboas)

Notes		2007	2006
	ASSETS		
	Current Assets		
5	Cash	B/. 2,661,139	B/. 3,628,656
6	Notes and accounts receivable, net	21,752,184	21,521,513
7	Inventories, net	44,698,557	29,040,178
8	Inventory of layer hens	1,682,684	1,585,303
	Parcel land for sale	3,281,438	4,900,579
	Prepaid income tax	205,613	24,190
	Prepaid expenses	425,209	292,913
		74,706,824	60,993,332
	Non-current Assets		
6	Notes receivable, net of current portion	4,658,510	6,362,098
18	Deferred income tax	269,230	274,878
9	Investment, at equity	2,055,095	1,819,436
	Undeveloped land	6,446,839	5,365,122
10	Properties, equipment and improvements, net	56,478,970	52,615,726
11	Forestal investment	3,996,689	3,753,308
	Severance fund	2,657,701	2,445,666
	Other assets	5,360,763	4,818,138
		81,923,797	77,454,372
	TOTAL ASSETS	B/. 156,630,621	B/. 138,447,704

Notes		2007	2006
	LIABILITIES AND SHAREHOLDERS' EQUITY		
	Current Liabilities		
10	Interest-bearing loans and borrowings	B/. 14,602,263	B/. 13,700,229
11	Negotiable commercial securities	5,000,000	5,000,000
12	Bonds payable	5,211,570	5,099,926
	Notes and accounts payable - trade	27,101,492	18,343,924
13	Accrued expenses and other liabilities	3,955,145	5,725,732
		55,870,470	47,869,811
	Non-Current Liabilities		
	Provision for seniority premium	3,383,197	3,151,821
10	Interest-bearing loans and borrowings	7,074,317	6,733,914
12	Bonds payable	33,756,481	28,976,701
		44,213,995	38,862,436
22	**Commitments and contingencies**		
	Shareholders' Equity		
	Issued capital common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2,242,642 (2006-2,323,044)	36,213,087	21,776,131
	Retained earnings	20,190,105	29,868,178
	Complementary tax	(68,025)	(66,703)
		56,335,167	51,577,606
	Minority interest	210,989	137,851
	Total Shareholders' Equity	56,546,156	51,715,457
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	B/. 156,630,621	B/. 138,447,704

The accompanying notes are integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Income
Year ended December 31, 2007

(Amount expressed in B/. balboas)

Notes			2007		2006
	Revenue				
	Net sales	B/.	220,572,366	B/.	188,343,282
26	Other income		1,999,524		1,516,670
	Changes in the inventory of goods, in progress and finished goods		14,136,619		1,489,675
	Goods purchased for sale		(92,427,124)		(65,518,770)
	Raw material and material used		(42,131,589)		(29,464,578)
	Parcel land sold		(2,283,396)		(4,758,753)
27	Employees benefits		(33,546,949)		(30,233,980)
10	Depreciation and amortization		(6,007,885)		(5,275,905)
	Advertising, marketing and ads		(2,579,800)		(2,021,801)
28	Other expenses		(39,915,651)		(36,304,870)
	Interest and financial charges		(6,210,084)		(6,024,215)
	Interest income		873,786		829,875
	Share of profit (loss) of an associate		191,856		(111,703)
	Income before tax		12,671,673		12,464,927
18	Income tax		(2,374,044)		(3,639,260)
	Net income	B/.	10,297,629	B/.	8,825,667
	Attributable to:				
	Equity holders of the parent	B/.	10,211,154	B/.	8,792,413
	Minority interests		86,475		33,254
		B/.	10,297,629	B/.	8,825,667
24	Earnings per share -basic and diluted	B/.	4.45	B/.	3.78
	Book value per share	B/.	24.57	B/.	22.20

The accompanying notes are integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)

Grupo Melo, S. A.

Consolidated Statement of Changes in Shareholders' Equity

Years ended December 31, 2007

(Amount expressed in B/. balboas)

Notes		Authorized Common Shares	Issued Capital	Retained Earnings	Complementary Tax	Minority Interest	Total
	At January 1, 2006	2,323,044	B/. 21,776,131	B/. 22,835,515	B/. (75,826)	B/. 116,955	B/. 44,652,775
	Net income	-	-	8,792,413	-	33,254	8,825,667
19	Dividends paid	-	-	(1,759,750)	-	(12,358)	(1,772,108)
	Complementary tax, net	-	-	-	9,123	-	9,123
	At December 31, 2006	2,323,044	21,776,131	29,868,178	(66,703)	137,851	51,715,457
	Net income	-	-	**10,211,154**	-	**86,475**	**10,297,629**
	Dividends paid in cash	-	-	**(1,653,346)**	-	**(13,337)**	**(1,666,683)**
19	**Dividends paid in shares**	**71,555**	**1,484,047**	**(1,484,047)**	-	-	-
16	**Reacquisition of common shares**	**(151,957)**	**(3,798,925)**	-	-	-	**(3,798,925)**
20	**Capitalized earnings**	-	**16,751,834**	**(16,751,834)**	-	-	-
	Complementary tax, net	-	-	-	**(1,322)**	-	**(1,322)**
	At December 31, 2007	**2,242,642**	**B/. 36,213,087**	**B/. 20,190,105**	**B/. (68,025)**	**B/. 210,989**	**B/. 56,546,156**

The accompanying notes are integral part of the consolidated financial statements.

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows
Years ended December 31, 2007

(Amount expressed in B/. balboas)

Notes			2007		2006
	Cash flows from operating activities				
	Income before income tax	B/.	12,671,673	B/.	12,464,927
	Adjustments for:				
6	Provision for doubtful accounts		416,929		714,237
	Provision for slow moving or obsolete inventory		89,377		26,186
	Share of (profit) loss of an associate		(191,856)		111,703
	Derecognition of loss on investment by the equity method withdrawn from books		-		(10,301)
10	Depreciation and amortization		6,007,885		5,275,905
	Provision for seniority premium		682,742		682,246
	Profit from changes in fair value of biological assets:				
11	Forestal investment		(56,509)		(43,819)
8	Layer hens		(67,631)		406,925
	Operating results before changes in working capital		19,552,610		19,628,009
	Notes and accounts receivable		1,055,988		(6,147,400)
	Inventories		(15,747,756)		(158,147)
	Inventory of layer hens, net of transfers to inventory		(29,744)		(525,221)
	Parcel land for sale		1,619,141		(1,239,418)
	Prepaid expenses		(132,296)		148,555
	Undeveloped land		(1,081,717)		969,524
	Other assets		(542,630)		(729,102)
	Notes and accounts payable - trade		8,757,568		(214,050)
	Accrued expenses and other liabilities		(1,770,587)		1,388,875
	Seniority premium paid		(451,366)		(394,189)
	Cash proceeds from operations		11,229,211		12,727,436
	Income tax paid		(2,549,818)		(2,255,875)
	Net cash flows from operating activities		8,679,393		10,471,561
	Next ...		8,679,393		10,471,561

(Translation of financial statements originally issued in Spanish)
Grupo Melo, S. A.
Consolidated Statement of Cash Flows (continued)
Years ended December 31, 2007

(Amount expressed in B/. balboas)

Notes			2007		2006
	Continued...	B/.	8,679,393	B/.	10,471,561
	Cash flows from investment activities				
	Severance fund contribution, net		(212,035)		(301,463)
	Investment, at equity		(43,803)		(131,227)
	Purchase of property, equipment and improvements		(10,857,328)		(8,436,084)
	Dissposal of property,equiment and improvements		986,199		1,101,828
11	Forestal Investment		(186,872)		(210,967)
	Net cash flows used in investment activities		(10,313,839)		(7,977,913)
	Cash flows from financing actvities				
	Loans and lease obligations payments		(51,618,024)		(44,771,688)
	Proceeds from new loans and lease obligations		52,860,459		44,078,702
	Bonds issuance		10,000,000		10,000,000
	Redemption of bonds		(5,108,576)		(8,810,132)
	Payment of negotiable commercial securities		(5,000,000)		(5,000,000)
	Issuance of negotiable commercial securities		5,000,000		5,000,000
16	Reacquisition of common shares		(3,798,925)		-
	Dividends paid		(1,653,346)		(1,759,750)
	Dividends paid to minority shareholders		(13,337)		(12,358)
	Complementary tax		(1,322)		9,123
	Net cash flows from (used in) financing activities		666,929		(1,266,103)
	Net (decrease) increase in cash		(967,517)		1,227,545
	Cash at January 1		3,628,656		2,401,111
5	**Cash at December 31**	B/.	2,661,139	B/.	3,628,656
	Non - cash transactions				
	Stocks dividend	B/.	1,484,047	B/.	-
	Capitalized earnings	B/.	16,751,834	B/.	-
	Additional information				
	Interest paid	B/.	6,218,566	B/.	6,013,091

The accompanying notes are integral part of the consolidated financial statements.

A member firm of Ernst & Young Global Limited

Explanation Added for Translation into English

The accompanying consolidated financial statements have been translated from Spanish into English for international use. These consolidated financial statements are presented in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. Certain accounting practices applied by Grupo Melo, S. A. which are in conformity with International Financial Reporting Standards may differ from accounting principles generally accepted in some countries where the consolidated financial statements may be used

1. Corporate Information

Grupo Melo, S.A. is the holding company of a group of subsidiaries classified into divisions, and involved in various economic activities, such as: wholesale and retail sale of dry goods, breeding, fattening and sale of poultry, sale of agricultural and industrial machinery, vehicles and related equipment, timber processing and sale, construction material sale, fast food chains, food processing, real estate and reforestation.

The consolidated financial statements of Grupo Melo, S.A. for the year ended December 31, 2007 were authorized by the Administration for issue on March 28, 2008.

Corporate Governance

Corporate Governance Policies Summary

General policies and procedures of the Board of Directors set forth the Corporate Governance standards as described hereafter. These norms, as applied to the Group, have been established voluntarily.

Corporate Governance operates through a Board of Directors member committees; in addition there is an Audit Committee, an Executive Compensation Committee, an Governance and Strategy Committee, and a Finance Committee.

Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and Executive Committee.
- To promote sound management practices.
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance assessment criteria.
- To oversee compliance with the Group's Code of Ethics.

1. Corporate Information (continued)

The Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and assessment of administrative and financial management performance.

Executive Committee

The Executive Committee meets weekly and its decisions are ratified by the Group's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo, S. A. lists the Executive Committee's functions as making decisions on management, objectives and policies applicable to business which cannot wait for the Board of Directors' assembly. However, Executive Committee decisions are subject to the Board of Directors' confirmation or modification.

The Executive Committee of the Board of Directors will always act under delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo, S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24, 2000. The Finance Committee was established at the Board of Directors of Grupo Melo, S. A. regular meeting celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel De Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe L. - Principal
Federico F. Melo Klepitch - Principal

1. Corporate Information (continued)

Executive Compensation Committee

José Luis García de Paredes – Principal
Alfonso De la Espriella – Principal
Carlos Henríquez – Principal
Laury Melo de Alfaro - Principal

Corporate Governance and Strategic Planning Committee

Arturo D. Melo Sarasqueta - Principal
Arturo D. Melo Klepitch - Principal
Alfonso De la Espriella– Principal
Miguel De Janón – Principal
Federico F. Melo K. - Principal

Finance Committee

Manuel D. Cabarcos - Principal
José Luis García de Paredes - Principal
Carlos Henriquez- Principal
Eduardo Jaspe L. - Principal

In the absence of Principal Members, Alternate Members are empowered to exercise voting rights. Grupo Melo employees participating as members of any committee do not receive any fees.

Grupo Melo's Board of Directors usually constitutes special temporary committees responsible for analyzing specific issues and presenting recommendations to the Board.

Audit Committee

The Audit Committee's functions are:

- To evaluate and approve the Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies forming Grupo Melo, and to submit recommendations resulting from such studies and analyses to the Board of Directors.
- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.

1. Corporate Information (continued)

- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze affiliates' audited and non-audited financial statements, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors on relevant findings.
- To verify implementation of adopted corrective measures arising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze the subsidiaries' semi-annual business results, in order to update appropriate tax planning projections and evaluate proposals from the Controller and Internal Auditors for this purpose.
- In the process of performing its responsabilities, the Committee may:
  a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
  b) Call the Controller, Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries before the Committee, convening them with a minimum of two weeks prior notice and advising them of the issues to be discussed.

Executive Compensation Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives in the market. For such purpose the Committee will provide a philosophical framework and adequate procedures for the Director of Human Resources so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve low personnel turnover among Grupo Melo's executives.

1. Corporate Information (continued)

Executive Compensation Committee (continued)

Permanent Work Plan

- Ensure compliance of the executive performance assessment program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows a comparison of the Group within the industry.
- Review turnover level among executive personnel.
- Analyze executive compensation in accordance to hierarchical levels.
- Define level of executives who should participate in profit – sharing pool. Revise existing criteria.

Corporate Governance and Strategic Committee

The Corporate Governance and Strategic Committee's functions are:

- Promote full compliance of Grupo Melo and its subsidiaries' operations with corporate government parameters.
- To recommend amendments or expansion of Corporate Government rules, so as to keep them updated on new requirements and new demands within the Corporate framework.
- To ensure compliance with the institutional Ethics Code.
- To act as consultant body in establishing business strategy projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

Finance Committee

Grupo Melo's Finance Committee functions will be present to the Board of Directors, with observations and recommendations on the following subjects:

1. Finance and budget objectives in a short and medium term.
2. Strategies for reaching an optimum financial structure.
3. Strategies to follow with the group's financial providers, including getting the best possible financial costs.
4. Any other financial issues that may appear within the Group's operations.

1. Corporate Information (continued)

Principles of Corporate Ethics

The following Declaration of Principles on Corporate Ethics for Grupo Melo was approved during its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those to whom we are accountable, as well as to those with whom we conduct business, acknowledging their rights and legitimate interests, avoiding deception and misinformation.
- To maintain the highest level of respect among all corporate members, regardless of their hierarchy within the Group, and ensure that there is neither harassment nor discrimination, at any level of the organization.
- To carry out our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and work as a team toward best business results for the corporation.
- To inform the corporation on all matters relevant to the Group's best interests. No information should be withheld or forged to anyone, least of all to the shareholders, Board of Directors or Executives at peer and/or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty of not revealing them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in providing opportunities within the Group, as well as toward groups or persons who have direct or indirect relations with the organization.

2. Statement of Compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

3. Basis of Preparation of the Financial Statement

The consolidated financial statements have been prepared on a historical cost basis, except for the inventory of layer hens and forest investments which are presented at fair value.

3. Basis of Preparation of the Financial Statement (continued)

For the year 2007, the Group Administration change the Consolidated Income Statement presentation; from presenting the expenses according with their function to a presentation according with their nature. The Administration considered this change appropriate since in this way they maintains its accounting records and conducts its financial analysis.

The consolidated financial statements are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

3.1 Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollos, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., Desarrollo Electra, S. A., Desarrollo Chichibali, S. A. Desarrollo Las Guacamayas, S. A., Desarrollo Los Macanos, S. A., Bienes Raíces Cerro Azúl, S. A., Bienes Raíces Azúl Homes, S. A., Rioca Real Estate, S. A., Administradora Rioca, S. A., Desarrollo Rioca, S. A., Bienes Raíces Rioca, S. A., Inversiones Rioca, S. A., Rioca Investment, S. A., Rioca Development, S. A., Rioca Managments, S. A. and Inmobiliaria Rioca, S. A., after the eliminations of all material intercompanies transactions.

The subsidiaries' financial statements are prepared for the same reporting year as the parent company, using consistent accounting policies.

Minority interests represent the minority stockholder participation in the subsidiary Estrategias y Restaurantes, S. A. which does not fully belong to the Group.

3.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments, related to estimates that have a significant effect on the amounts recognized in the consolidated financial statements.

Estimates:

The most important estimates having a susceptible risk to significant changes are related to the determination of allowance for doubtful account, allowance for slow-moving or obsolete inventory, and provision for seniority premium and indemnity.

4. Summary of Significant Accounting Policies

Cash

Cash in the consolidated balance sheet and cash flows statements comprise cash in bank, petty cash and demands accounts.

Notes and accounts receivable

Notes and accounts receivable, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for doubtfull account. An estimate for doubtful accounts is made when the full amount collection is no longer probable. Bad debts are written off as incurred.

Inventories

Inventories are valued at the lower of cost and net realizable value using the following methods:

Finished goods	Average cost
Machinery and automobiles inventory	Specific costs according to supplier invoices
Inventory of layer hens	Fair value
Parceled land for sale	Land purchased for development and sale are carried at cost

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon termination of the labor relationship, regardless of cause, and a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund based on 2.25% of total salaries paid. The fund is restricted to Group use and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheet at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related associates is included in income.

4. Summary of Significant Accounting Policies (continued)

Property, equipment and improvements

Property, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	30 to 40 years
Machinery and equipment	3 to 40 years

Valuations are reviewed as of the balance sheet date to review if they are registered in excess of their recoverable value and, when carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The recorded value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statement of income.

Forestal investment

Payments made by the Group to execute the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the trees' physical growth is recognized in the consolidated statement of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 days terms are carried at cost, defined as the fair value of consideration to be paid in the future for goods and services as received, whether or not they are billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

4. Summary of Significant Accounting Policies (continued)

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

The determination of deferred income tax must be based on the certainty of the utilization of the provision for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax asset is measured at tax rates expected to apply to the period when the asset is realized, based on tax rates (and tax laws) that have been enacted or virtually enacted at the consolidated balance sheet date.

Leases

The Group as the lessee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as property, equipment and improvements. Lease payments are apportioned between the finance charges and lease liability reduction, so as to achieve a constant interest rate on the remaining liability balance. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the estimated useful life of the asset.

Share capital

As equity is repurchased, the amount of consideration paid is recognized and deducted from equity and the shares are voided. The Group doesn't recognize no gain or loss in the purchase, sale, issuance or cancellation of the shares of itself.

4. Summary of Significant Accounting Policies (continued)

Segment information

A business segment is an identifiable Group component in charge of providing a product or service, or a set of products or services which are related, and which are subject to risks and returns of a different nature from those of other business segments within the same Group.

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when significant risks and rewards of goods ownership have been transferred to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of land property have been transferred to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Adoption of new standards and amendments to standards published.

During the current year, the Group has adopted IFRS 7 Financial Instruments: The impact of the IFRS 7 adoption and the changes in IAS 1 have been made to expand the disclorures presented in these consolidated financial statements relating to the financial instruments of the Group and the capital administration.

4. Summary of Significant Accounting Policies (continued)

Adoption of new standards and amendments to standards published (continued).

As follows the standards and interpretations that have bee issued but have not been effective, as of the date of these financial statements:

- IFRS 8 "Operating Segments" (Effective on January 1, 2009).
- IAS 23 (Revised) Cost of Loans – effective for periods beginning after January 1, 2009.
- IFRIC 11 IFRS 2 "Transaction Treasury Shares and the Group" – effective for the annual periods beginning on or after March 1, 2007.
- IFRS 12 "Grant Agreement Service" - effective for periods beginning on or after January 1, 2008.
- IFRIC 13 "Loyal Clients Programs" – effective for the periods beginning on or before July 1, 2008.
- IFRIC 14 –IAS 19 "The limit on the Defined Benefit Assets, requirements Minimum Funding and Interaction" – effective on January 1, 2008.

The Group is evaluating the impact of this standards and interpretations in futures financial statements.

5. Cash

	December 31 2007	December 31 2006
Cash on hand	B/. 99,800	B/. 84,310
Demands accounts	2,561,339	3,544,346
	B/. 2,661,139	B/. 3,628,656

There are no restrictions on cash.

(Amount expressed in B/. balboas)

6. Notes and Accounts Receivable, Net

	December 31 2007	December 31 2006
Notes receivable	B/. 11,348,948	B/. 13,137,258
Accounts receivable - clients	15,046,296	14,997,828
	26,395,244	28,135,086
Allowance for doubtful accounts	(1,348,534)	(1,310,520)
	25,046,710	26,824,566
Accounts receivable - other:		
Employees	134,373	116,729
Other	1,229,611	942,316
	26,410,694	27,883,611
Less: current portion of notes and accounts receivable clients	21,752,184	21,521,513
	B/. 4,658,510	B/. 6,362,098

Below is a breakdown of activities in the allowance for doubtful accounts:

	December 31 *2007*	December 31 2006
Balance at January 1	B/. 1,310,520	B/. 888,806
Increase in the year	416,929	714,237
Amounts written off	(378,915)	(292,523)
Balance at December 31	B/. 1,348,534	B/. 1,310,520

At December 31 2007, the analysis of past due documents and accounts receivable is presented below:

	December 31, 2007			December 31, 2006		
	Amounts of Balances	*Allowance for Doubtfull Accounts*	*Net Balance*	*Amounts of Balances*	*Allowance for Doubtfull Accounts*	*Net Balance*
Not-Due	B/. 24,000,121	B/. -	B/. 24,000,121	B/. 24,201,119	B/. -	B/. 24,201,119
Less that 30 days	1,061,666	633,846	427,820	1,232,922	-	1,232,922
Between 30-60 days	315,645	308,021	7,624	621,751	263,933	357,818
Between 60-90 days	217,574	125,357	92,217	286,575	209,833	76,742
Betweed 90-120 days	163,733	104,292	59,441	142,842	77,723	65,119
More than 120 days	636,505	177,018	459,487	1,649,877	759,031	890,846
	B/. 26,395,244	B/. 1,348,534	B/. 25,046,710	B/. 28,135,086	B/. 1,310,520	B/. 26,824,566

7. Inventories, Net

	December 31,	
	2007	2006
Goods and materials	B/. **19,168,585**	B/. 15,012,580
Machinery and equipment	**4,942,972**	3,048,953
Automobiles and spare parts	**3,487,521**	4,068,044
Poultry, eggs and food	**4,685,319**	3,124,872
Tires, batteries and others	**2,256,071**	1,367,826
	34,540,468	26,622,275
Inventory in transit	**10,158,089**	2,417,903
	B/. **44,698,557**	B/. 29,040,178

8. Inventory of layer hens

	December 31,	
	2007	2006
Reconciliation value of Inventory of layer hens:		
Carrying amount as of January 1	B/. **1,585,303**	B/. 1,467,007
Increase due to purchases	**2,285,929**	1,148,860
Decrease due transfers to inventory	**(2,256,179)**	(623,639)
Changes in fair value atributable to physical changes	**67,631**	(406,925)
Carrying amount as of December 31	B/. **1,682,684**	B/. 1,585,303

9. Investment, at Equity

	% of Participation	December 31, **2007**	2006
Procesadora Moderna, S. A.	50%	B/. **648,399**	B/. 706,868
Compañía Ulises, S. A.	50%	**141,162**	137,466
Atlantic Grain Terminal, S. A.	20%	**480,629**	314,777
Recuperación de Proteínas, S. A.	50%	**643,105**	562,325
		1,913,295	1,721,436
Other investments		**141,800**	98,000
		B/. **2,055,095**	B/. 1,819,436

(Amount expressed in B/. balboas)

10. Property, Equipment and Improvements, Net

December 31, 2007

		Property and Improvements		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2007, net of accumulated depreciation and amortization	B/.	31,358,140	B/.	17,440,126	B/.	2,294,770	B/.	1,522,690	B/.	52,615,726
Additions		1,936,138		3,609,404		2,268,157		3,043,629		10,857,328
Reclassifications		996,601		917,334		140,902		(2,054,837)		-
Disposals		(1,247,444)		(7,620,501)		(3,625,026)		-		(12,492,971)
Disposal depreciation		865,064		7,074,212		3,567,496		-		11,506,772
Depreciation and amortization		(1,623,008)		(3,219,824)		(1,165,053)		-		(6,007,885)
At December 31, 2007, net of accumulated depreciation and amortization	B/.	32,285,491	B/.	18,200,751	B/.	3,481,246	B/.	2,511,482	B/.	56,478,970
At January 1, 2007										
At cost	B/.	48,735,636	B/.	54,375,763	B/.	7,511,176	B/.	1,522,690	B/.	112,145,265
Accumulated depreciation and amortization		(17,377,496)		(36,935,637)		(5,216,406)		-		(59,529,539)
Net carrying amount	B/.	31,358,140	B/.	17,440,126	B/.	2,294,770	B/.	1,522,690	B/.	52,615,726
At December 31, 2007										
At cost	B/.	50,420,931	B/.	51,282,000	B/.	6,295,209	B/.	2,511,482	B/.	110,509,622
Depreciation and amortization		(18,135,440)		(33,081,249)		(2,813,963)		-		(54,030,652)
Net carrying amount	B/.	32,285,491	B/.	18,200,751	B/.	3,481,246	B/.	2,511,482	B/.	56,478,970

As of December 31, 2007 several properties with carrying amounts of B/.19,284,899 serve as guarantees for Group credit agreements, loans and bonds (See Note 12, 13 and 14). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 12). During 2007, the Group overtakes valuations for its real estates. The valuation was carried out by Panamericana de Avalúos, an independent expert. The market value of the properties was B/.82,569,228.

(Amount expressed in B/. balboas)

10. Property, Equipment and Improvements, Net (continued)

December 31, 2006

		Property and Improvements		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2006, net of accumulated depreciation and amortization	B/.	31,085,991	B/.	17,843,179	B/.	1,030,100	B/.	598,105	B/.	50,557,375
Additions		2,485,872		2,880,713		2,065,023		1,004,476		8,436,084
Reclassifications		73,291		(10,922)		17,526		(79,895)		-
Disposals		(917,866)		(5,863,714)		(219,272)		-		(7,000,852)
Disposal depreciation		267,379		5,412,373		219,272		-		5,899,024
Depreciation and amortization		(1,652,551)		(2,821,696)		(801,658)		-		(5,275,905)
At December 31, 2006, net of accumulated depreciation and amortization	B/.	31,342,116	B/.	17,439,933	B/.	2,310,991	B/.	1,522,686	B/.	52,615,726
At January 1, 2006										
At cost	B/.	47,311,471	B/.	57,853,348	B/.	5,853,872	B/.	598,105	B/.	111,616,796
Accumulated depreciation and amortization		(16,225,480)		(40,010,169)		(4,823,772)		-		(61,059,421)
Net carrying amount	B/.	31,085,991	B/.	17,843,179	B/.	1,030,100	B/.	598,105	B/.	50,557,375
At December 31, 2006										
At cost	B/.	48,952,768	B/.	54,859,425	B/.	7,716,750	B/.	1,522,686	B/.	113,051,629
Depreciation and amortization		(17,610,652)		(37,419,492)		(5,405,759)		-		(60,435,903)
Net carrying amount	B/.	31,342,116	B/.	17,439,933	B/.	2,310,991	B/.	1,522,686	B/.	52,615,726

As of December 31, 2006 several properties with carrying amounts of B/.22,421,148 serve as guarantees for Group credit agreements, loans and bonds (See Note 12, 13 and 14). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 12).

11. Forestal Investment

	December 31, 2007		December 31, 2006	
Reconciliation value of forestal investment:				
Carrying amount as of January 1	B/.	**3,753,308**	B/.	3,498,522
Increase due to purchases		**186,872**		210,967
Gain arising from changes in fair value attributable to physical changes		**56,509**		43,819
Carrying amount as of December 31	**B/.**	**3,996,689**	B/.	3,753,308

Disbursements made during 2007 are due to the treatment and maintenance costs of equipment, transportation and freight, cutting and cleaning performed during reforestation. The forestal investment in Reforestadora Los Miradores involves species such as: teak, pine, spiny cedar, laurel, oak, and eucalyptus on a total of 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: spiny cedar and teak on a total of 597.3 hectares, of which 38.3 hectares are on access of roads and security areas.

The Group has currently recognized earnings from changes in forestal investment fair values attributable to physical changes. Earnings from changes in the fair value of B/.1,253,731, less losses of B/.109,442 due to fires, generated net income of B/.1,144,289, of which B/.56,509 correspond to 2007.

Reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 which regulates Law No.24 from November 1992.

12. Interest Bearing Loans and Borrowings

At December 31, interest loans and debt in the short and long term were as follows:

	Interest	*Maturity*	December 31 2007		December 31 2006	
Short Term						
Overdrafts and Bank Loans	6-7.75%	2008	**B/.**	**11,712,044**	B/.	11,202,934
Current portion of long-term loans						
Mortgage Loans	7.6-9%	2008		**697,214**		1,149,450
Contracts Lease	7.5-8%	2008		**2,193,005**		1,347,845
			B/.	**14,602,263**	B/.	13,700,229

(Amount expressed in B/. balboas)

12. Interest Bearing Loans and Borrowings (continued)

	Interest	*Maturity*		2007		2006
Long Term						
Mortgage Loans	7.6-9%	2009 - 2015	B/.	5,870,692	B/.	5,534,652
Contracts Lease	7.5-8%	2009 - 2010		1,203,625		1,199,262
			B/.	7,074,317	B/.	6,733,914

Credit Agreement

Grupo Melo, S.A. has credit facilities with fourteen banks up to B/.50,700,000 according to the contractual terms agreed. These agreements are reviewed on an annual basis. All subsidiaries of Grupo Melo, S.A. use the collective facilities. At December 31, 2007, the subsidiaries have used this credit facilities approximate amount of B/.13,500,000.

The credit agreements involve the following conditions:

- Mortgage and antichresis on lands 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 33151, 52515, 152041 and 50016.
- Dividends to shareholders will be allowed up to 50% of the net profits of the year, provided the ratio debt to capital do not exceed two and a half (2 ½) to one (1).
- The ratio debt to capital should not exceed two and a half (2 ½) to one (1).
- The minimum liquidity ratios between consolidated current assets and current liabilities from the Group will be no less than one (1).
- The Group's consolidated financial statements must reflect a financial debt/EBITDA ratio no higher than four (4) as of December 31, 2007.

The Group has issued cross guarantees to secure Grupo Melo, S. A.'s global debts.

Mortgages Loans

Mortgages bear the following guarantees:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 111084, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, 5701, 54049,16857,23394, 27399, 27665, 33786, 49008, 55655, 52545, 3338, 44216 and 47734.
- Provisions on mortgaged property maintenance, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

13. Negotiable Commercial Securities

The Panama National Securities Commission authorized a public offering of Negotiable Commercial Securities (V.C.N.) up to a maximum of five million balboas (B/.5,000,000). As of December 31, 2007, the Group had placed B/.5,000,000. This Negotiable Commercial Securities (V.C.N.) has renewable maturity of 360 days from the issuance date. As of December 31, 2007 the annual interest rate of Negotiable Commercial Securities was between 6.125% - 6.5%.

This issuance is supported by the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

14. Bonds Payable

The present issuances are secured by the issuing corporations' general credit.

The bonds have the following guarantees:

- Mortgages and antichretic on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984, 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306, 205878, 209982, 206320, 213724, 211403, 39570, 41088 and 40616, and others on where the Manuel E. Melo Factory is located.

A breakdown of bonds payable is as follows:

	December 31,	
	2007	2006
Altos de Vistamares, S. A.		
Bond issuance with a face value of B/.3,000,000, issued in one serie, bearing annual interest, at an floating rate based on Prime Rate + 2.25% payable quaterly, which must never be less than 7.25% annual, nor greater than 10% annual, maturing in December 2008.	**B/. 1,000,000**	B/. 2,000,000
Empresas Melo, S. A.		
Bond issuance with a face value of B/.15,000,000, issued in one serie, bearing variable Libor rate (3 months) plus 3.5%, with an annual minimum of 8% quarterly payable, and a maturity date of December 2012.	**8,668,051**	10,076,627

14. Bonds Payable (continued)

	December 31, 2007	December 31, 2006
Empresas Melo, S. A. (continued)		
Bond issuance with a face value of B/.1,500,000 issued as Serie B, bearing an annual interest rate based on Prime Rate plus 2.50%. In no event shall the interest rate be less than 6.5% nor more than 10.5%, maturing in December 2007.	**B/. -**	B/. 1,500,000
Bond issuance with a face value of B/.1,500,000 issued as Series C, bearing an annual interest rate based on Prime Rate plus 2.75%. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	**1,500,000**	1,500,000
Bond issuance with a face value of B/. 10,000,000 issued in a one serie, bearing an annual interest of 8%, payable quaterly, with maturity date of December 2011.	**10,000,000**	10,000,000
Bond issuance with a face value of B/.1,500,000 issued as Series D, bearing an annual interest rate based on Prime Rate plus 2.75%. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.	**1,500,000**	1,500,000
Bond issuance with a face value of B/. 10,000,000 issued in two series		
<u>Serie B:</u> Series B bonds mature as of November 2013. The fixed annual interest rate is 8.25%	**4,000,000**	-
<u>Serie C:</u> Series C bonds mature as of November 2014. The fixed annual interest rate is 8.625%	**6,000,000**	-

(Amount expressed in B/. balboas)

14. Bonds Payable (continued)

	December 31,			
		2007		2006
Series bonds:				
A. **Serie A:** Series A bonds mature as of December 2007. Annual Libor interest rate is 6 months + 2.75%	B/.	-	B/.	1,200,000
B. **Serie B:** Series B bonds mature from December 2008. Annual Libor interest rate is 6 months + 2.75%		**1,200,000**		1,200,000
C. **Serie C:** Series C bonds mature from December 2009. Annual Libor interest rate is 6 months + 2.875%		**1,200,000**		1,200,000
D. **Serie D:** Series D bonds mature from December 2010. Annual Libor interest rate is 6 months + 3%		**1,200,000**		1,200,000
E. **Serie E:** Series C bonds mature from December 2011. Annual Libor interest rate is 6 months + 3.125%		**1,200,000**		1,200,000
F. **Serie F:** Series F bonds mature from December 2012. Annual Libor interest rate is 6 months + 3.25%		**1,500,000**		1,500,000
		38,972,065		34,080,639
Less: Current portion		**5,211,570**		5,099,926
Long - term portion	**B/.**	**33,760,495**	B/.	28,980,713

15. Accrued Expenses and Other Liabilities

	December 31			
		2007		2006
Vacations payable	B/.	701,371	B/.	561,693
Income tax and social security		702,911		629,266
Thirteen month payable		75,306		69,676
Managers' profit sharing		1,051,245		868,500
Interest payable		197,691		206,173
Payroll withholdings		31,288		62,384
Income tax payable		122,884		2,177,876
Customers deposits		411,248		725,711
Others		661,201		424,453
	B/.	3,955,145	B/.	5,725,732

16. Reacquisition of Common Stocks

During the year 2007, the Group reacquired 151,957 common stocks, which were purchased at a market value of B/. 25.00 each one, totaling B/. 3,798,925, those stock were void.

17. Industrial Incentives

By virtue of its registration in the Official Industry Registry and for a period of ten years, Empresas Melo, S. A. was granted the industrial incentive for research and development of local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. it was extended until 2010.

The Company has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, container fuel and lubricants to be used in the manufacturing of their products.

b) Exemption from income taxes on income originating from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

17. Industrial Incentives (continued)

c) Special loss carry-forward regime for income tax. Losses suffered in any year during the Official Registry period could be applied against taxable income for three years following the period in which they were incurred.

18. Income Tax

Major components of tax expenses for the year ended December 31 were:

	December 31	
	2007	*2006*
Income before income tax	**B/. 12,671,673**	B/. 12,464,927
Less:		
Non taxable income and foreign source	**(1,391,209)**	(435,254)
Re-investment - Law 3 from 1986	**(1,100,634)**	-
Gain on revalued lots sales	**(2,823,787)**	(543,143)
Non taxable gain in biological assets	**(124,142)**	(87,638)
Add:		
Non-deductible expeses and foreign source	**662,550**	814,049
Tax Base	**B/. 7,894,451**	B/. 12,212,941
Current Income Tax	**2,368,335**	3,663,882
Defered Income Tax	**5,709**	(24,622)
Income Tax Expense	**B/. 2,374,044**	B/. 3,639,260

The effective income tax rate at December 31, 2007 is 19% (2006 – 29%) and the income tax rate applicable according to the existing tax legislation is 30%.

Deferred tax assets

Deferred taxes at December 31 relates to the following:

	Calculation Basis		*Deferred Income Tax*	
	2007	*2006*	**2007**	*2006*
Seniority premium	**B/. 897,433**	B/. 921,292	**B/. 269,230**	B/. 274,878

18. Income Tax (continued)

The Group computed a deferred tax asset for B/.269,230 as of December 31, 2007. These balances are mainly the result of provision for seniority premiums prior to 1993, which will be available for application against future income taxes when paid. This provision is estimated on the basis mentioned above at B/.897,433 as of December 31, 2007. According to Panamanian tax rules, in case of seniority premiums, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to International Accounting Standard No. 12, there must be a certainty on the use of the seniority premiums before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized.

19. Dividends Paid

During 2007, dividends of B/.1.40 per common stock (totaling B/.3,137,393) were declared and paid in cash B/. 1,653,346 and in common stocks B/. 1,484,047.

During 2006, dividends of B/.0.758 per ordinary share (totaling B/.1,759,750) were declared and paid.

20. Retaing Earning Capitalization

During the year 2007, the Group subsidiaries declared common stock dividends and capitalization retained earnings. According to the requirements of the existing tax laws, for a period of five years from the date of the capitalization of retained earnings, will have to comply with the following conditions:

1. They may not acquire its own shares, or provide loans to its shareholders or partners.
2. The loans that the shareholders or partners owed to the company at the time it capitalizes the retained earnings, shall be cancelled within six months from the date of capitalisation.
3. The tax payer who break these rules will be forced to pay the dividend tax, with the respective surcharges and interests.

21. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardening.

The poultry segment is broken down further into production, animal food, marketing and added value product areas. The food production segment is the area where breeders are prepared for their reproductive cycle. In the reproductive period, the hens produce fertile eggs for the incubation facilities. The animal feeds segment is specialized in the production of balanced foods for animals, particularily for poultry. The marketing segment is responsible for selling and distributing live and processed chickens, eggs and poultry-based products. The value added production segment is the business unit responsible for processing and marketing chicken-based food products.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transportation. Additionally, it provides garage repair services for these vehicles and equipment.

The lumber segment is dedicated to manufacturing solid wood and paneled doors.

The restaurant segment is a fast food chain with an extensive menu of fried and broiled chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is responsible for developing plots of land for sale in mountain projects with cooler climates.

21. Segment Information (continued)

	2007									Eliminations		
For the year ended December 31 2007	Grupo Melo, S. A.	Lumber Division	Real State Division	Restaurants Division	Machinery Division	Services Division	Stores Division	Poultry Division	Total	Debit	Credit	Consolidated
Revenue												
Net sales	B/. -	B/. 2,729,908	B/. 11,597,039	B/. 18,893,555	B/. 45,349,643	B/. -	B/. 62,973,184	B/. 79,029,037	B/. 220,572,366	B/. -	B/. -	B/. 220,572,366
Net sales - internal affiliates	-	1,514,377	-	357,601	1,550,806	-	164,159	12,387,915	15,974,858	15,974,858	-	-
Dividends earned	1,806,885	-	-	-	-	-	-	-	1,806,885	1,806,885	-	-
	B/. 1,806,885	B/. 4,244,285	B/. 11,597,039	B/. 19,251,156	B/. 46,900,449	B/. -	B/. 63,137,343	B/. 91,416,952	B/. 238,354,109	B/. 17,781,743	B/. -	B/. 220,572,366
Segment Result												
Profit (loss) before income tax, revenue and financial cost and affiliates participation	B/. 1,823,504	B/. (1,113,862)	B/. 3,383,000	B/. 1,720,684	B/. 2,624,126	B/. (100,001)	B/. 3,132,189	B/. 2,817,062	B/. 14,286,702	B/. 21,642,386	B/. 19,835,501	B/. 12,479,817
Net financial cost	-	(461,991)	(349,121)	(10,367)	(1,155,282)	(321,733)	(426,787)	(2,799,600)	(5,524,881)	-	188,583	(5,336,298)
Share of profit of an associate	-	-	-	-	-	-	-	26,004	26,004	-	165,852	191,856
Income (loss) before tax	1,823,504	(1,113,862)	3,383,000	1,720,684	2,624,126	(100,001)	3,132,189	2,843,066	14,312,706	21,642,386	20,001,353	12,671,673
Income tax												(2,374,044)
Net income												B/. 10,297,629
December 31, 2007												
Assets and Liabilities												
Segment assests	616,973	4,376,537	25,046,358	5,431,566	32,250,684	39,792,797	27,562,192	68,534,464	203,611,571	-	49,036,045	154,575,526
Investment in subsidiaries	46,357,731	-	-	-	-	-		-	46,357,731	-	46,357,731	-
Investment, at equity	407,210	-	-	-	-	39,000	-	1,485,115	1,931,325	165,852	42,082	2,055,095
Total Assets	B/. 47,381,914	B/. 4,376,537	B/. 25,046,358	B/. 5,431,566	B/. 32,250,684	B/. 39,831,797	B/. 27,562,192	B/. 70,019,579	B/. 251,900,627	B/. 165,852	B/. 95,435,858	B/. 156,630,621
Total Liabilities	B/. 3,805,428	B/. 5,291,601	B/. 8,284,550	B/. 2,345,193	B/. 26,257,093	B/. 38,908,480	B/. 14,407,186	B/. 49,820,979	B/. 149,120,510	B/. 49,036,045	B/. -	B/. 100,084,465
Other Information												
Properties, equipment and improvements investment	B/. -	B/. 87,506	B/. 931,109	B/. 1,228,752	B/. 573,337	B/. 279,888	B/. 1,449,324	B/. 6,307,412	B/. 10,857,328	B/. -	B/. -	B/. 10,857,328
Depreciation and amortization	B/. -	B/. 320,046	B/. 327,575	B/. 538,503	B/. 293,843	B/. 113,393	B/. 681,811	B/. 3,732,714	B/. 6,007,885	B/. -	B/. -	B/. 6,007,885
Provisions and other payroll liabilities	B/. -	B/. 19,402	B/. 41,724	B/. 90,906	B/. 79,076	B/. 41,189	B/. 124,825	B/. 305,789	B/. 702,911	B/. -	B/. -	B/. 702,911
Indemnity and severance funds	B/. -	B/. 55,343	B/. 192,620	B/. 348,229	B/. 314,863	B/. 220,015	B/. 507,534	B/. 1,744,591	B/. 3,383,197	B/. -	B/. -	B/. 3,383,197
Vacations and bonus provision	B/. -	B/. 22,769	B/. 38,728	B/. 99,188	B/. 81,749	B/. 128,276	B/. 56,285	B/. 349,682	B/. 776,677	B/. -	B/. -	B/. 776,677

21. Segment Information (continued)

	2006											
For the year ended December 31 2006	Grupo Melo, S. A.	Lumber Division	Real State Division	Restaurants Division	Machinery Division	Services Division	Stores Division	Poultry Division	Total	Eliminations Debit	Eliminations Credit	Consolidated
Revenue												
Net sales	B/. -	B/. 3,121,431	B/. 13,900,300	B/. 15,264,533	B/. 30,177,172	B/. -	B/. 52,784,210	B/. 73,095,636	B/. 188,343,282	B/. -	B/. -	B/. 188,343,282
Net sales - internal affiliates	-	1,094,033	-	399,345	1,345,725	-	184,254	7,547,824	10,571,181	10,571,181	-	-
Dividends earned	1,688,398	-	-	-	-	-	-	-	1,688,398	1,688,398	-	-
	B/. 1,688,398	B/. 4,215,464	B/. 13,900,300	B/. 15,663,878	B/. 31,522,897	B/. -	B/. 52,968,464	B/. 80,643,460	B/. 200,602,861	B/. 12,259,579	B/. -	B/. 188,343,282
Segment Result												
Profit (loss) before income tax, revenue and financial cost and affiliates participation	B/. 1,710,546	B/. (2,025,432)	B/. 4,939,834	B/. 1,297,501	B/. 1,083,860	B/. (19,559)	B/. 3,079,140	B/. 4,199,138	B/. 14,265,028	B/. 16,400,169	B/. 14,711,771	B/. 12,576,630
Net financial cost	-	(508,489)	(275,249)	6,037	(890,401)	(767,092)	(413,709)	(2,652,724)	(5,501,627)	-	805,282	(4,696,345)
Share of profit (loss) of an associate	-	-	-	-	-	-	-	(69,621)	(69,621)	42,082	-	(111,703)
Income (loss) before income tax	1,710,546	(2,025,432)	4,939,834	1,297,501	1,083,860	(19,559)	3,079,140	4,129,517	14,195,407	16,442,251	14,711,771	12,464,927
Income tax												(3,639,260)
Net Income												B/. 8,825,667
December 31 2006												
Assets and Liabilities												
Segment assests	B/. 1,044,882	B/. 4,730,166	B/. 25,851,959	B/. 5,068,289	B/. 21,715,807	B/. 28,254,171	B/. 25,304,540	B/. 59,155,830	B/. 171,125,644	B/. -	B/. 34,497,376	B/. 136,628,268
Investment in subsidiaries	28,117,826	-	-	-	-	-		-	28,117,826	-	28,117,826	-
Investment, at equity	407,210	-	-	-	-	39,000	-	1,415,308	1,861,518	-	42,082	1,819,436
Total Assests	B/. 29,569,918	B/. 4,730,166	B/. 25,851,959	B/. 5,068,289	B/. 21,715,807	B/. 28,293,171	B/. 25,304,540	B/. 60,571,138	B/. 201,104,988	B/. -	B/. 62,657,284	B/. 138,447,704
Total Liabilities	B/. 27,729	B/. 5,833,162	B/. 11,539,677	B/. 1,948,661	B/. 17,608,696	B/. 29,411,872	B/. 13,923,298	B/. 40,881,106	B/. 121,174,201	B/. 34,441,954	B/. -	B/. 86,732,247
Other Information												
Properties, equipment and improvements investment	B/. -	B/. 39,708	B/. 543,577	B/. 1,008,035	B/. 2,279,946	B/. 92,258	B/. 930,731	B/. 3,541,829	B/. 8,436,084	B/. -	B/. -	B/. 8,436,084
Depreciation and amortization	B/. -	B/. 411,098	B/. 239,663	B/. 452,787	B/. 282,232	B/. 79,718	B/. 628,718	B/. 3,181,689	B/. 5,275,905	B/. -	B/. -	B/. 5,275,905
Provisions and other payroll liabilities	B/. -	B/. 19,106	B/. 41,507	B/. 79,450	B/. 54,741	B/. 32,002	B/. 126,028	B/. 276,432	B/. 629,266	B/. -	B/. -	B/. 629,266
Indemnity and severance funds	B/. -	B/. 51,615	B/. 172,288	B/. 335,190	B/. 250,826	B/. 208,632	B/. 473,140	B/. 1,660,131	B/. 3,151,822	B/. -	B/. -	B/. 3,151,822
Vacations and bonus provision	B/. -	B/. (335)	B/. 33,943	B/. 76,725	B/. 54,008	B/. 115,622	B/. 38,121	B/. 313,285	B/. 631,369	B/. -	B/. -	B/. 631,369

22. Financial risk management policies and objectives

Financial risk management objectives

The Group's activities are exposed to a variety of financial risks; these activities include analysis, evaluation, acceptance, and management of a certain degree of risk or combination of risks. Taking risks is part of the business, and operational risks are an inevitable consequence of being involved in the business. The Group's objective is to achieve a proper balance between risks and returns, and to minimize potential adverse effects on the Group's financial realization.

The Group's risk management policies are designed to identify and analyze these risks, establish risk limits and proper controls, as well as to monitor risks and compliance with updated limits. The Group regularly reviews its risk management policies so as to reflect market changes and best practices.

These situations generate the following financial risks:

a) Financial risk management

Grupo Melo's main financial obligations are: credit lines, commercial negotiable instruments, term loans, financial leases, and bonds. The goal of these financial obligations is to obtain funds necessary for the Group's operations.

The main financial assets used by Grupo Melo are notes and accounts receivable and payable.

b) Interest rate risk

The Group obtains financing at current market rates. However, even when fixed rates are agreed, obligations generally include clauses which allow the creditor to increase or decrease the interest rate according to the cost of funds. The Group is therefore exposed to changes in market interest rates which may affect obligations agreed at a floating rate and/or impact the creditor's cost of funds.

As of December 31, 2007, approximately 43% of the debt is agreed at floating rates.

Each 100 basic points of change in the average cost of Grupo Melo, S.A.'s funds have an impact of approximately B/.660,000 on net profit. The average cost of funds for Grupo Melo is directly related to market interest rates.

22. Financial risk management policies and objectives (continued)

Financial risk management objectives (continued)

c) Credit risk

The Group has established strict credit procedures in all of its business units. Decisions regarding the credit policy and approval of new credit are made by the Credit Comittee, who assess the risk of all credit activities and approve the credit policies. The Credit and Finance Department monitors and provides follow-up on the Credit Committee's decisions. The Credit Committee and the Credit and Finance Department are completely separate from the sales activities.

The client segment corresponding to supermarket chains represents a significant part of the accounts receivable portfolio, therefore it is constantly monitored. No other segment of the activities performed by the Group represents a significant volume of the current credit portfolio breakdown.

The incidence of uncollectibility and lateness in accounts receivable has historically been very low, therefore it does not represent potential risks.

The Group does not have other relevant financial assets which may imply a significant credit risk.

d) Liquidity risk

The Group monitors the risk of not having sufficient funds to fulfill its obligations. Future cash flow projections are prepared weekly per area of activity for a four week period, and monthly for those months left until the end of the fiscal period. The Group thus determines its ability to fulfill its obligations and future cash needs.

Cash flows for both operational and investment activities are taken into consideration, so as to adequately cover short or long-term cash flows, depending on the need.

e) Capital Management

Grupo Melo's capital policy objective is to maintain a healthy financial structure which minimizes the risk for creditors and maximizes returns for shareholders.

A policy of distributing dividends of up to 40% of the net earnings for the period was established.

Grupo Melo's capital policy is based on maintaining a debt/equity ratio no higher than 2.

22. Financial risk management policies and objectives (continued)

Financial risk management objectives (continued)

The calculation of this ratio is as follows:

	December 31,	
	2007	2006
Total liabilities	B/. 100,084,465	B/. 86,732,247
Total shareholder's investment	B/. 56,546,156	B/. 51,715,457
Debt equity ratio	B/. 1.77	B/. 1.68

23. Reasonable Value of the Finanical Instruments

In order to estimate the fair value of each category of the financial instruments in the consolidated balance sheet in the following way:

The financial instruments of cash, accounts and notes receivable and investments under the equity method are valued by the administration at its carring amount that approximates its fair value for its short term nature. Periodically they evaluate the collectibility of these assets and eliminate those considered uncollectable accounts using the allowance for doudful accounts.

The loans payable, negotiable commercial securities and bonds payable are evaluated by the Administration at their book value which approximates to their fair value, since its maturity is within a year. The Administration has determined that it is not practical to estimate the fair value of the loans with maturity of one to five years or more, because of its long term nature. As they expect that it does not differ significantly from his book value, as usually the creditors hold the positions of contracts until the maturity of the obligations. All the obligations have been agreed in dollars, therefore there are no currency exchange fluctuations and the interest rates are settle down according to the market.

24. Earnings per Share - Basic and Diluted

Basic and diluted earnings per share are calculated by dividing the years' net income attributable to shareholders by the number of common shares issued and outstanding.

24. Earnings per Share - Basic and Diluted (continued)

	December 31,			
	2007		2006	
Net income atributable to shareholders	B/.	10,211,154	B/.	8,792,413
Weigh average of common stocks outstanding applicable for basic and diluted net income per share		293,294		2,323,044
Basic and diluted earning per share	B/.	4.45	B/.	3.78

There were no other transactions relating to common shares since the date of the report and prior to completion of these financial statements.

25. Related Parties Transactions

	December 31,			
	2007		*2006*	
Compensations:				
Group Directors with Executive Functions	B/.	778,037	B/.	519,246
Group Directors without Executive Functions		42,050		65,750
	B/.	820,087	B/.	584,996
Rentals:				
Group Directors with Executive Functions	B/.	310,001	B/.	304,276
Group Directors without Executive Functions		-		38,760
	B/.	310,001	B/.	343,036

26. Other Income

	December 31,			
		2007		2006
Tax credit certificate	B/.	349,805	B/.	301,944
Profit from fixed asset sales		248,929		145,235
Profit in the change of the fair value in forestal investment		56,509		43,819
Commissions and discounts from suppliers		136,057		20,877
Uncollectible accounts recovery		44,438		61,268
Rentals		27,132		19,809
Services rendered		200,215		379,877
Profit in future grain purchase		413,965		-
Freights		20,118		31,691
Miscellaneous		502,356		512,150
	B/.	1,999,524	B/.	1,516,670

27. Employee Benefits

At December 31, 2007, the employee benefits are detailed as the following:

	December 31			
		2007		2006
Salaries, commisions and premiuns	B/.	21,833,728	B/.	18,145,921
Attendance and representations expense		1,019,019		867,117
Bonification and thirteen month		1,926,046		3,039,114
Vacations		1,558,137		1,536,752
Employees profit sharing		1,072,252		907,138
Indemnity and severance fund		392,732		230,661
Social security and education taxes		2,050,446		2,643,924
Professional risk		271,341		239,863
Seniority premium		627,819		682,245
Employees attentions		1,795,429		1,941,245
	B/.	32,548,956	B/.	30,235,986

28. General and Administrative Expenses

	December 31 2007		2006	
Travel, allowance and transportation	B/.	1,043,371	B/.	942,119
Legal and professional fees		1,683,758		1,723,036
Insurance		541,202		419,628
Rental		2,338,845		2,064,564
Electricity, telephone and water		6,170,049		5,410,441
Repair and maintenance		4,672,765		3,818,164
Cleaning		1,644,615		1,632,916
Packaging, bags and paper		2,633,917		2,360,800
Office expenses		906,745		902,207
Stamps and sealed paper		174,025		186,221
Taxes		637,469		1,074,985
Bad debts		416,929		714,237
Donations and contributions		118,002		43,964
Delivery, freight and transport		3,273,227		2,885,564
Fumigation and medications		743,982		864,002
Changes in fair value attributable to physical changes		1,373,639		1,160,714
Gas and lubricants		3,877,553		3,460,942
Vehicle maintenance and spare parts		327,833		504,618
Supply and materials		1,387,021		1,271,494
Breeds		333,454		375,467
Sales tax		875,946		677,498
Selling expenses		2,285,426		1,984,618
Tools		54,887		53,574
Services and purchases		510,899		325,041
Loss from fixed asset disposal		498,631		363,348
Miscellaneous		1,391,461		1,084,708
	B/.	39,915,651	B/.	36,304,870

29. Commitments and Contingencies

Commitments

Financial lease obligations

The Group has entered into commercial financial leases for certain transportation equipment. These leases have an average term of 3 years.

Future minimum payments for the financial leases include the present value of minimum payments net of leasing, as follows:

	December 31	
	2007	2006
Up to one year	B/. 2,193,005	B/. 1,347,845
Beyond one year but less than 3 years	1,203,625	1,199,262
	B/. 3,396,630	B/. 2,547,107

Technical license contract and technical support agreement

There is a contract for a technical license and support between Tyson Foods, Inc. and Grupo Melo, S.A., whereby the following contractual obligations are established:

1. A 10-year term beginning on October 1, 1998. It may be renewed automatically, unless one of the parties expresses their intention to negotiate, no less than one month before the date original end date.

2. Payment of a percentage of licensed product sales, with a minimum of B/.200,000 per year.

Letters of credit

As of December 31, 2007, the Group keeps open letters of credit for B/.3,279,000 with various local banks.

Purchase of grains

As of December 31, 2007, the Group had commitments to purchase grains for B/.6,065,640 (2006 - B/. 8,439,176).

29. Commitments and Contingencies (continued)

Commitments (continued)

Portfolio transfer

The Group has transferred part of its notes receivable portfolio with an antichretic mortgage security as a result of the sale of lots, for which it received 100% of the portfolio's value in cash. As part of the credit transfer contract, the Group is obligated to repurchase credits that are past due three or more consecutive payments. As of December 31, 2007, that balance of this sold portfolio is B/.7,795,225. Historically, the aging of this portfolio has been 1.2%.

Contingencies

Income Tax

According to tax regulations in effect, income tax declarations filed by entities incorporated in the Republic of Panama are subject to review by Tax Authorities up to the last three (3) years, including the year ended December 31, 2007.

Civil, Criminal, and Administrative Proceedings

Currently there are forty-eight civil proceedings regarding collections for accounts and mortgages, with high probability of a favorable outcome. These cases are pending admission and presentation of evidence.

Criminal Proceedings

1. Criminal proceeding against Cristian Miranda for an alleged manslaughter. The defendant was driving a vehicle owned by Empresas Melo, S.A. This case is in the Panamanian Second Circuit Criminal Court, and is waiting for the preliminary hearing on January 28, 2008.

Administrative Proceedings

1. Ordinary major proceeding against Empacadora Avícola, S. A. and Henry French, an employee of that company, claiming damages and losses, lost profits, pain and suffering, physical damages as well as physical damage to personal property resulting from a car accident. The amount of the lawsuit is B/.550,000. Awaiting for the Court to pronounce judgment. The Company opposes the plaintiff's claims, given that they have not been able to provide proof of the amount requested.

29. Commitments and Contingencies (continued)

Contingencies (continued)

There are three administrative traffic proceedings, all under appeal before the corresponding City Hall or Government office, as well as proceedings for personal integrity and life-threatening crimes (personal injury or manslaughter) which also originated from traffic accidents involving individuals who were driving vehicles property of Empresas Melo, S.A., the amount of the lawsuits is B/.373,268.

Empresas Melo, S.A.'s interests are being defended in these civil, criminal, and administrative proceedings; however, in the event of an unfavorable outcome in these processes, the Company may be subject to lawsuits claiming damages and losses originated in these proceedings.

END